UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

Solicitation/Recommendation Statement

Under Section 14(d)(4) of the Securities Exchange Act of 1934

(Amendment No. )

Kinnate Biopharma Inc.

(Name of Subject Company)

Kinnate Biopharma Inc.

(Name of Persons Filing Statement)

Common Stock, $0.0001 par value per share

(Title of Class of Securities)

49705R105

(CUSIP Number of Class of Securities)

Nima Farzan

Chief Executive Officer and President

Kinnate Biopharma Inc.

800 West El Camino Real, Suite 180

Mountain View, California 94040

(858) 299-4699

(Name, address, and telephone number of person authorized to receive notices and communications on behalf of the persons filing statement)

With a copy to:

Tony Jeffries, Esq.

Robert T. Ishii, Esq.

Brendan Ripley Mahan, Esq.

Wilson Sonsini Goodrich & Rosati P.C.

650 Page Mill Road

Palo Alto, California 94304-1050

(650) 493-9300

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

i

ITEM 1. SUBJECT COMPANY INFORMATION

Name and Address

The name to which this Solicitation/Recommendation Statement on Schedule 14D-9 (together with any exhibits and annexes attached hereto, as it may be amended or supplemented, this “Schedule 14D-9”) relates is Kinnate Biopharma Inc., a Delaware corporation (“Kinnate” or the “Company”). The Company terminated its lease agreements for office space. Accordingly, the Company does not maintain a headquarters or principal executive offices. For purposes of compliance with applicable requirements of the Securities Act of 1933, as amended, and Securities Exchange Act of 1934, as amended, any stockholder communication required to be sent to the Company’s principal executive offices may be sent to Kinnate Biopharma Inc., 800 West El Camino Real, Suite 180, Mountain View, California 94040. The telephone number of the Company is (858) 299-4699.

Securities

The title of the class of equity securities to which this Schedule 14D-9 relates is Kinnate’s common stock, par value $0.0001 per share (“Kinnate Common Stock,” and shares of Kinnate Common Stock, “Shares”). As of March 1, 2024, there were (i) 47,225,312 Shares issued and outstanding, (ii) 8,969,007 Shares subject to issuance pursuant to options granted by Kinnate to purchase Kinnate Common Stock (each, a “Kinnate Option”) pursuant to Kinnate’s 2018 Equity Incentive Plan and 2020 Equity Incentive Plan (together, the “Kinnate Equity Plans”) or otherwise, 2,406,186 of which were In-the-Money Options (as defined below), assuming the maximum potential Cash Amount (as defined below) of $2.5879 per Share, and (iii) 111,791 Shares underlying restricted stock units (each, a “Kinnate RSU”) issued pursuant to the Kinnate Equity Plans or otherwise.

ITEM 2. IDENTITY AND BACKGROUND OF FILING PERSON

Name and Address

The name, address for stockholder communications and business telephone number of Kinnate, which is both the person filing this Schedule 14D-9 and the subject company, are set forth above in Item 1 under the heading “Name and Address,” which information is incorporated herein by reference. Information relating to the Offer is available online under the “SEC Filings” subsection of the “Financial Information” section of Kinnate’s website at https://investors.kinnate.com/. The information on the Company’s website is not considered a part of this Schedule 14D-9, nor is such information incorporated herein by reference.

Tender Offer

This Schedule 14D-9 relates to a tender offer by XRA 1 Corp. (“Purchaser”), a Delaware corporation and a wholly owned subsidiary of XOMA Corporation (“Parent”), a Delaware corporation, to purchase all of the issued and outstanding Shares, for (i) $2.3352 per Share in cash (the “Base Price Per Share”), (ii) an additional amount of between $0.00 and $0.2527 per Share in cash (as finally determined in accordance with Section 2.01(d) of the Merger Agreement (as defined below), the “Additional Price Per Share,” and together with the Base Price Per Share, the “Cash Amount”), plus (iii) one non-transferable contractual contingent value right per Share (a “CVR,” and each CVR together with the Cash Amount, the “Offer Price”), all upon the terms and subject to the conditions as set forth in the Offer to Purchase, dated March 4, 2024 (as amended or supplemented from time to time, the “Offer to Purchase”), and in the related Letter of Transmittal (as amended or supplemented from time to time, the “Letter of Transmittal,” which, together with the Offer to Purchase, as each may be amended or supplemented from time to time, constitute the “Offer”).

The Offer is described in a Tender Offer Statement on Schedule TO (as amended or supplemented from time to time, the “Schedule TO”) filed by Parent and Purchaser with the Securities and Exchange Commission (the “SEC”) on March 4, 2024. The Offer to Purchase and Letter of Transmittal are filed as Exhibits (a)(1)(A) and (a)(1)(B), respectively, hereto and are incorporated by reference herein.

The Offer is being made pursuant to an Agreement and Plan of Merger (as it may be amended or supplemented, the “Merger Agreement”), dated as of February 16, 2024, by and among Kinnate, Purchaser and Parent, pursuant to which, among other matters, after the completion of the Offer, the satisfaction or waiver of certain conditions set forth in the Merger Agreement and in accordance with the General Corporation Law of the State of Delaware, as amended (the “DGCL”), Purchaser will merge with and into Kinnate (the “Merger,” and together with the Offer and the other transactions contemplated by the Merger Agreement, including the CVR Agreement and the Support Agreements (in each case, as defined below), the “Transactions”), with Kinnate continuing as the surviving corporation in the Merger (the “Surviving Corporation”) and as a wholly owned subsidiary of Parent, without a meeting or vote of the stockholders of Kinnate. The Merger will be governed by and effected under Section 251(h) of the DGCL, which provides that, following consummation of a successful tender offer for a public corporation, and subject to certain statutory provisions, if the acquiring corporation owns at least the amount of shares of the target corporation and of each class or series of stock of the target corporation that would otherwise be required to adopt a merger agreement for the target corporation, and the other stockholders receive the same consideration for their stock in the merger as was payable in the tender offer, the acquiring corporation can effect a merger without the action of the other stockholders of the target corporation. Accordingly, if Purchaser consummates the Offer, the Merger Agreement contemplates that the parties will effect the closing of the Merger, and the transactions contemplated thereby (the “Merger Closing”), without a vote of the stockholders of Kinnate in accordance with Section 251(h) of the DGCL.

At the effective time of the Merger (the “Effective Time”), by virtue of the Merger and without any action on the part of the holders of the Shares, the Shares not tendered pursuant to the Offer (other than (i) Shares held in the treasury of Kinnate immediately prior to the Effective Time, which will be canceled without any conversion thereof and no consideration will be delivered in exchange therefor, and (ii) any Shares held by stockholders or owned by beneficial owners who are entitled to demand, and have properly demanded, appraisal of such Shares in accordance with the DGCL and have neither failed to perfect nor effectively withdrawn or lost such rights prior to the Effective Time) will each be canceled and converted into the right to receive the Offer Price without interest (the “Merger Consideration”), in each case, less any applicable tax withholding.

Immediately prior to the Effective Time, each Kinnate Option that is then outstanding but not then vested or exercisable will become immediately vested and exercisable in full. After giving effect to such accelerated vesting, at the Effective Time, each Kinnate Option that is then outstanding with a per share exercise price that is less than the Cash Amount (an “In-the-Money Option”) will be canceled in exchange for the right to receive (i) an amount in cash without interest, less any applicable tax withholding, equal to the product obtained by multiplying (x) the excess of the Cash Amount over the per share exercise price of such Kinnate Option by (y) the number of Shares underlying such Kinnate Option (the “Company Stock Option Cash Consideration”) and (ii) one (1) CVR for each Share underlying such Kinnate Option. At the Effective Time, each Kinnate Option that has a per share exercise price that is equal to or greater than the Cash Amount (an “Out-of-the-Money Option”) will be cancelled in exchange for the right to receive one (1) CVR for each Share underlying such Kinnate Option; provided that each such CVR will provide for payment only after amounts otherwise payable under such CVR exceed a threshold equal to the excess of the per share exercise price of such Kinnate Option over the Cash Amount.

Immediately prior to the time at which Purchaser first irrevocably accepts for purchase the Shares tendered in the Offer (the “Offer Closing Time”), each then-outstanding Kinnate RSU that is not then vested will immediately vest in full. After giving effect to such accelerated vesting, at the Effective Time, each outstanding Kinnate RSU will be canceled in exchange for the right to receive (i) an amount in cash without interest, less any applicable tax withholding, equal to the Cash Amount (the “Restricted Stock Unit Cash Consideration”) and (ii) one (1) CVR. Prior to the Effective Time, Kinnate will provide that, on or after the Effective Time, no holder of any Kinnate Option or Kinnate RSU will have the right to acquire any equity interest in Kinnate or the Surviving Corporation (as defined in the Merger Agreement) and that each Kinnate Equity Plan is terminated as of the Effective Time. In addition, prior to the Effective Time, Kinnate will take all reasonable actions required to (1) terminate Kinnate’s 2020 Employee Stock Purchase Plan (the “Kinnate ESPP”), as of immediately prior to the date of the Merger Closing (the “Merger Closing Date”) and (2) provide that no new offering period will commence after the signing of the Merger Agreement. A copy of the Merger Agreement is filed as Exhibit (e)(1) hereto and is incorporated herein by reference.

The obligation of Purchaser to purchase Shares validly tendered pursuant to the Offer and not properly withdrawn prior to the expiration of the Offer is subject to the satisfaction or waiver of a number of conditions set forth in the Merger Agreement, including, but not limited to: (i) that the number of Shares validly tendered and not properly withdrawn equals at least one Share more than 50% of the number of Shares that are then issued and outstanding as of the expiration of the Offer; (ii) the Closing Net Cash (as defined in the Merger Agreement) is at least $120 million as of the expiration of the Offer; (iii) the absence of any legal restraint in effect preventing or prohibiting the consummation of the Offer or any of the other transactions contemplated by the Merger Agreement or CVR Agreement; (iv) compliance in all material respects by Kinnate with its obligations under the Merger Agreement; (v) the accuracy of representations and warranties made by Kinnate in the Merger Agreement, including that, since the date of the Merger Agreement, there shall not have occurred any Company Material Adverse Effect (as defined in the Merger Agreement); and (vi) no termination of the Merger Agreement (each individually, an “Offer Condition,” and collectively, the “Offer Conditions”). The obligations of Parent and Purchaser to consummate the Offer and the Merger under the Merger Agreement are not subject to a financing condition.

The Offer will initially expire at the time that is one minute following 11:59 p.m., Eastern time, on April 1, 2024, unless otherwise agreed to in writing by Parent and Kinnate. The expiration date may be extended under the following circumstances: (i) Purchaser may, in its discretion, and shall, at the request of Kinnate, extend the Offer on one or more occasions, for additional periods of up to ten (10) business days per extension (unless otherwise agreed upon by Parent and Kinnate) (A) if, as of the then-scheduled expiration date, any Offer Condition is not satisfied and has not been waived, to permit such Offer Condition to be satisfied or waived, (B) if, as of the then-scheduled expiration date, there is a dispute regarding the determination of the Closing Net Cash, to permit the resolution of the determination of the Closing Net Cash pursuant to the Merger Agreement or (C) if Kinnate has consummated a Permitted Disposition (as defined in the Merger Agreement) subsequent to its most recent delivery of the Closing Cash Schedule (as defined in the Merger Agreement), to allow for the delivery of an updated Closing Cash Schedule pursuant to the Merger Agreement, or (ii) for any period required by the SEC or Nasdaq Stock Market LLC applicable to the Offer. In no event will Parent or Purchaser be permitted to extend the Offer beyond June 16, 2024, which is the Outside Date of the Merger Agreement, without the prior written consent of Kinnate.

Parent has formed Purchaser for the purpose of consummating the Offer and effecting the Merger. As set forth in the Schedule TO, the address of Parent and Purchaser is 2200 Powell Street, Suite 310, Emeryville, California 94608. The telephone number of each of Parent and Purchaser is (510) 204-7200.

Kinnate has made information relating to the Offer available online under the “SEC Filings” subsection of the “Financial Information” section of Kinnate’s website at https://investors.kinnate.com/ and Kinnate has filed this Schedule 14D-9, and Parent and Purchaser have filed the Schedule TO, with the SEC, and these documents are available free of charge at the website maintained by the SEC at www.sec.gov.

ITEM 3. PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS

Except as set forth or incorporated by reference in this Schedule 14D-9, to the knowledge of Kinnate, as of the date hereof, there are no material agreements, arrangements or understandings, or any actual or potential conflicts of interest between Kinnate or its affiliates, on the one hand, and (i) Kinnate’s executive officers, directors or affiliates, or (ii) Parent, Purchaser or their respective executive officers, directors or affiliates, on the other hand. A special committee of disinterested and independent directors (the “Special Committee”) of Kinnate’s Board of Directors (the “Kinnate Board”) and the Kinnate Board were aware of the agreements and arrangements described in this Item 3 during its deliberations of the merits of the Merger Agreement and in determining to make the recommendation set forth in this Schedule 14D-9.

Arrangements with Parent and Purchaser and Their Affiliates

Merger Agreement

On February 16, 2024, Kinnate, Parent and Purchaser entered into the Merger Agreement. The summary of the material provisions of the Merger Agreement contained in Section 7 of the Offer to Purchase and the description of the conditions of the Offer contained in Section 9 of the Offer to Purchase are incorporated herein by reference. Such summary and description are qualified in their entirety by reference to the full text of the Merger Agreement.

The Merger Agreement governs the contractual rights among Kinnate, Parent and Purchaser in relation to the Offer and the Merger. The Merger Agreement has been included as an exhibit to this Schedule 14D-9 to provide Kinnate’s stockholders with information regarding the terms of the Merger Agreement. The Merger Agreement contains representations and warranties made by Kinnate to Parent and Purchaser and representations and warranties made by Parent and Purchaser to Kinnate. Neither the inclusion of the Merger Agreement nor the summary of the Merger Agreement is intended to modify or supplement any factual disclosures about Kinnate, Parent or Purchaser in Kinnate’s public reports filed with the SEC. In particular, the assertions embodied in the representations and warranties set forth in the Merger Agreement are qualified by information in a confidential disclosure schedule provided by Kinnate to Parent and Purchaser in connection with the signing of the Merger Agreement. This disclosure schedule contains information that modifies, qualifies and creates exceptions to the representations and warranties set forth in the Merger Agreement. In addition, the representations and warranties in the Merger Agreement were negotiated with the principal purpose of allocating risk among Kinnate, Parent and Purchaser, rather than establishing matters of fact. Additionally, such representations and warranties were made as of a specified date and may also be subject to a contractual standard of materiality that is different from what may be viewed as material by holders of Shares or from the standard of materiality generally applicable to reports or documents filed with the SEC. Accordingly, the representations and warranties in the Merger Agreement may not constitute the actual state of facts about Kinnate, Parent or Purchaser. Kinnate’s stockholders and investors are not third-party beneficiaries of the Merger Agreement (except with respect to (i) the right of Indemnified Parties (as defined in the Merger Agreement) to indemnification and other rights set forth in the Merger Agreement, as described below in this Item 3 under the heading “Indemnification; Directors’ and Officers’ Insurance,” (ii) the rights of holders of Shares to pursue specific performance or damages in accordance with the Merger Agreement in the event of a breach thereof by Parent or Purchaser; provided that Kinnate shall have the sole and exclusive right, on behalf of and as agent for such holders, to enforce such rights and (iii) from and after the time at which Purchaser irrevocably accepts for purchase all Shares validly tendered (and not validly withdrawn) pursuant to the Offer and the Effective Time (as applicable), the rights of holders of Shares, Kinnate Options, and Kinnate RSUs to receive the Merger Consideration), and should not rely on the representations, warranties or covenants or any descriptions thereof as characterizations of the actual state of facts or conditions of Kinnate, Parent, Purchaser or any of their respective subsidiaries or affiliates. Information concerning the subject matter of such representations, warranties and covenants, which do not purport to be accurate as of the date of this Schedule 14D-9, may have changed since the date of the Merger Agreement, which subsequent information may or may not be fully reflected in Kinnate’s or Parent’s public disclosure.

The summary of the material terms of the Merger Agreement and the descriptions of the conditions to the Offer contained in the Offer to Purchase and incorporated herein by reference do not purport to be complete and are qualified in their entirety by reference to the full text of the Merger Agreement, which is filed as Exhibit (e)(1) hereto and is incorporated herein by reference.

Form of Contingent Value Rights Agreement

At or prior to the Offer Closing Time, Parent and Purchaser expect to enter a Contingent Value Rights Agreement (the “CVR Agreement”) with a rights agent (the “Rights Agent”) and a representative, agent and attorney in-fact (the “Representative”) of the holders of CVRs (“CVR Holders”). Each CVR represents the contractual right to receive certain contingent cash payments equal to “CVR Proceeds” calculated as follows:

(i)

100% of the Net Proceeds (as defined in the CVR Agreement), if any, from any sale, transfer, license or other disposition (each, a “Disposition”) by Kinnate, of all or any part of the rights, intellectual property and other assets related to (A) Exarafenib (as defined below) and/or (B) any other pan-RAF inhibitor entered into prior to the Offer Closing Time (a Disposition described in this clause (i), a “Permitted Disposition”); and

(ii)

85% of the Net Proceeds, if any, from any Disposition by Parent or any of its affiliates, including Kinnate after the Merger, of all or any part of the CVR Products (as defined below) entered into following the Offer Closing Time, including during the period beginning on the Effective Time and ending one year following the Merger Closing Date (such period, the “Disposition Period”).

Pursuant to the CVR Agreement, “CVR Products” means, collectively, (i) exarafenib, an inhibitor for the treatment of patients with lung cancer, melanoma and other solid tumors (“Exarafenib”), (ii) the Company’s product candidate known as KIN-3248, an inhibitor for the treatment of patients with intrahepatic cholangiocarcinoma, (iii) the Company’s product candidate known as KIN-8741, an inhibitor with broad mutational coverage across a variety of solid tumors in which c-MET is overexpressed, (iv) any product or product candidate contained in, arising from or related to the foregoing programs or (v) any other research program active at the Company as of the Effective Time.

In the event that neither a Permitted Disposition occurs prior to the Offer Closing Time or a Disposition of CVR Products occurs following the Offer Closing Time, including during the Disposition Period, the CVR Holders will not receive any payment pursuant to the CVR Agreement. The date on which the Disposition Period expires is the “CVR Expiration Date”; provided that, (i) with respect to any Permitted Disposition and (ii) to the extent a Disposition of certain CVR Products takes place during the Disposition Period, the CVR Expiration Date, solely as it relates to such CVR Products, shall be the earlier to occur of five (5) years following the Merger Closing Date and the mailing by the Rights Agent to the address of each CVR Holder of all potential contingent payments required to be paid under the terms of the CVR Agreement. In connection with any Permitted Disposition or any Disposition occurring within the Disposition Period, CVR Holders shall continue to be entitled to 100% (with respect to any Permitted Disposition) or 85% (with respect to any other Disposition), as applicable, of the Net Proceeds from such Permitted Disposition or Disposition of such CVR Products, as the case may be, until the earlier to occur of five (5) years following the Merger Closing Date and the mailing by the Rights Agent to the address of each CVR Holder of all potential contingent payments required to be paid under the terms of the CVR Agreement.

The right to the contingent payments contemplated by the CVR Agreement is a contractual right only and will not be transferable, except in the limited circumstances specified in the CVR Agreement. The CVRs will not be evidenced by a certificate or any other instrument and will not be registered with the SEC. The CVRs will not have any voting or dividend rights and will not represent any equity or ownership interest in Purchaser (and, following the Effective Time, the Surviving Corporation) or any of its affiliates. No interest will accrue on any amounts payable in respect of the CVRs. References to “Purchaser” with respect to post-closing obligations under the CVR Agreement in this Item 3 under the heading “Form of Contingent Value Rights Agreement” include the Surviving Corporation from and after the Effective Time.

During the Disposition Period, Parent will not terminate or negatively impact the required maintenance of the CVR Products, including by failing to preserve and maintain the CVR Products. Parent will also comply with maintenance obligations relating to the certain intellectual property required by any license or related term set forth in any Disposition Agreement (as defined in the CVR Agreement), to the extent such intellectual property is contemplated by said Disposition Agreement.

Until the CVR Expiration Date occurs, (i) Purchaser will, and will cause its subsidiaries to, maintain records in the ordinary course of business pursuant to record-keeping procedures normally used by Purchaser and its subsidiaries regarding its activities (including its resources and efforts) with respect to entering into Disposition Agreements and (ii) to the extent Purchaser licenses, sells, assigns or otherwise transfers intellectual property and other rights (including, without limitation, all data, marketing authorizations and applications for marketing authorization), assets, rights, powers, privileges and contracts, Purchaser will require such licensee, purchaser, assignee, or transferee, as applicable, to provide the information necessary for Purchaser to comply with its obligations under the CVR Agreement.

The Representative, Parent, Purchaser and the Rights Agent, without the consent of any CVR Holders, may amend the CVR Agreement for the purpose of adding, eliminating or changing any provisions of the CVR Agreement, unless such change is adverse to the interests of the CVR Holders. With the consent of at least 35% of the CVR Holders (the “Acting CVR Holders”), the Representative, Parent, Purchaser and the Rights Agent may amend the CVR Agreement, even if such change is materially adverse to the interests of the CVR Holders.

Parent and Purchaser will indemnify the Rights Agent against any loss, liability, damage, judgment, fine, penalty, cost or expense arising out of or in connection with the Rights Agent’s duties under the CVR Agreement, including reasonable, documented and necessary out-of-pocket expenses and expenses of defending Rights Agent against any claims, charges, demands, actions or suits arising out of or in connection with the execution, acceptance, administration, exercise and performance of its duties under the CVR Agreement or enforcing its rights thereunder, unless such loss has been determined by a court of competent jurisdiction to be as a result of the Rights Agent’s gross negligence, bad faith, fraud or willful misconduct.

The CVR Agreement will be terminated upon the earliest to occur of (i) the mailing by the Rights Agent to each CVR Holder all CVR payment amounts, if any, (ii) the delivery of written notice of termination duly executed by Parent, Purchaser and the Acting CVR Holders, or (iii) the CVR Expiration Date, subject to certain reporting obligations by Parent to the Representative pursuant to the CVR Agreement.

The foregoing summary and description of the material terms of the CVR Agreement do not purport to be complete and are qualified in their entirety by reference to the full text of the CVR Agreement, which is filed as Exhibit (e)(2) hereto and is incorporated herein by reference.

Form of Support Agreement

In connection with the execution of the Merger Agreement, on February 16, 2024, following approval thereof by the Kinnate Board, Parent and Purchaser entered into support agreements (each, a “Support Agreement”) with the Company’s officers and directors and certain of the Company’s stockholders (collectively, the “Support Agreement Parties”). The Support Agreements provide that, among other things, the Support Agreement Parties irrevocably tender the Shares held by them in the Offer, upon the terms and subject to the conditions of such agreements. The Shares subject to the Support Agreements comprise approximately 46% of the outstanding Shares as of March 1, 2024. The Support Agreements will terminate upon certain circumstances, including upon termination of the Merger Agreement or if the Kinnate Board or the Special Committee votes to approve a superior proposal or a change in the recommendation of the Kinnate Board or the Special Committee, as applicable, with respect to certain intervening events.

The foregoing summary and description of the material terms of the Form of Support Agreement do not purport to be complete and are qualified in their entirety by reference to the full text of the Form of Support Agreement, which is filed as Exhibit (e)(3) hereto and is incorporated herein by reference.

Confidentiality Agreement

Kinnate and Parent entered into a confidentiality agreement, dated as of November 11, 2023 (the “Confidentiality Agreement”), pursuant to which Kinnate and Parent agreed, subject to certain exceptions, to keep confidential any non-public, proprietary or confidential information about the other party disclosed in connection with a possible negotiated transaction. The Confidentiality Agreement is effective for a two (2) year period, which terminates on November 11, 2025. The Confidentiality Agreement includes a one (1) year standstill provision and a one (1) year employee non-solicitation provision. Parent’s obligations with respect to the standstill provision and non-solicitation provision under the Confidentiality Agreement survive termination or expiration of the Confidentiality Agreement.

The foregoing summary and description of the material terms of the Confidentiality Agreement do not purport to be complete and are qualified in their entirety by reference to the full text of the Confidentiality Agreement, which is filed as Exhibit (e)(4) hereto and is incorporated herein by reference.

Arrangements Between Kinnate and its Executive Officers, Directors and Affiliates

Interests of Certain Persons

The executive officers and members of the Kinnate Board may be deemed to have interests in the Offer and the Merger that may be different from or in addition to those of Kinnate’s stockholders generally. The Kinnate Board and the Special Committee were aware of these interests and considered them, among other matters, in reaching its decision to approve the Merger Agreement. As described in more detail below, these interests include:

•	the accelerated vesting and payment in respect of each outstanding Kinnate Option and each outstanding Kinnate RSU at the Effective Time;

•	the accelerated vesting of outstanding equity awards held by non-employee directors of Kinnate, pursuant to Kinnate’s Outside Director Compensation Policy (the “Director Compensation Policy”);

•	the receipt of transaction bonuses payable to current and former executive officers under certain transaction bonus letter agreements; and

•	the potential receipt of severance payments and benefits by current and former executive officers under their respective change in control and severance agreements.

Outstanding Shares Held by Directors and Executive Officers

If the executive officers and directors of Kinnate who own Shares tender their Shares for purchase pursuant to the Offer, they will receive the same Cash Amount on the same terms and conditions as the other stockholders of Kinnate as described in the Merger Agreement. As of March 1, 2024, the executive officers and directors of Kinnate beneficially owned, in the aggregate, 21,882,418 Shares (which, for clarity, excludes Shares subject to outstanding Kinnate Options).

The following table sets forth (i) the number of Shares beneficially owned as of March 1, 2024, by each of Kinnate’s executive officers and directors (which, for clarity, excludes Shares subject to outstanding Kinnate Options) and (ii) the aggregate cash consideration that would be payable for such Shares pursuant to the Offer based on the maximum potential Cash Amount of $2.5879 per Share.

Name of Executive Officer or Director	Number of Shares (#)	Cash Consideration for Shares ($)
Nima Farzan	2,186	5,657
Neha Krishnamohan	21,899	56,672
Mark Meltz	11,953	30,933
Richard Williams, Ph.D.	51,963	134,475
Jill DeSimone	—	—
Melissa Epperly	—	—
Keith Flaherty, M.D.	66,377	171,777
Carl Gordon, Ph.D.(1)	8,009,729	20,728,378
Dean Mitchell	—	—
Michael Rome, Ph.D.	—	—
Helen Sabzevari, Ph.D.	—	—
Laurie Smaldone Alsup, M.D.	—	—
Jim Tananbaum, M.D.(2)	13,718,311	35,501,617

(1)

Shares held by OrbiMed Advisors LLC (“OrbiMed Advisors”) and its affiliated funds. Based on a Schedule 13D/A, reporting beneficial ownership as of February 21, 2024, filed with the SEC on February 21, 2024, and a Form 4 filed with the SEC on May 8, 2023, the Shares consists of (i) 4,738,453 Shares held by OrbiMed Private Investments VII, LP (“OPI VII”), (ii) 1,368,338 Shares held by OrbiMed Private Investments VIII, LP (“OPI VIII”), (iii) 1,368,339 Shares held by OrbiMed Asia Partners IV, L.P. (“OAP IV”), (iv) 84,599 Shares held by OrbiMed Genesis Master Fund, L.P. (“Genesis”) and (v) 450,000 Shares held by OrbiMed Partners Master Fund Limited (“OPM”). OrbiMed Capital GP VII LLC (“GP VII”) is the general partner of OPI VII and OrbiMed Advisors is the managing member of GP VII. By virtue of such relationships, GP VII and OrbiMed Advisors share power to direct the vote and disposition of the Shares held by OPI VII and may be deemed directly or indirectly to be the beneficial owners of the Shares held by OPI VII. OrbiMed Capital GP VIII LLC (“GP VIII”) is the general partner of OPI VIII and OrbiMed Advisors is the managing member of GP VIII. By virtue of such relationships, GP VIII and OrbiMed Advisors share power to direct the vote and disposition of the Shares held by OPI VIII and may be deemed directly or indirectly to be the beneficial owners of the Shares held by OPI VIII. OrbiMed Asia GP IV, L.P. (“OAP GP IV”) is the general partner of OAP IV, OrbiMed Advisors IV Limited (“Advisors IV”) is the general partner of OAP GP IV, and OrbiMed Advisors is the advisory company of OAP IV. By virtue of such relationships, OAP GP IV, Advisors IV, and OrbiMed Advisors share power to direct the vote and disposition of the Shares held by OAP IV and may be deemed directly or indirectly to be the beneficial owners of the Shares held by OAP IV. OrbiMed Genesis GP LLC (“OrbiMed Genesis”) is the general partner of Genesis and OrbiMed Advisors is the managing member of OrbiMed Genesis. By virtue of such relationships, OrbiMed Genesis and OrbiMed Advisors share power to direct the vote and disposition of the Shares held by Genesis and may be deemed directly or indirectly to be the beneficial owners of the Shares held by Generis. OrbiMed Capital LLC (“OrbiMed Capital”) is the investment advisor of OPM. By virtue of such relationship, OrbiMed Capital has the power to direct the vote and disposition of the Shares held by OPM and may be deemed directly or indirectly to be the beneficial owner of the Shares held by OPM. Carl Gordon, a member of OrbiMed Advisors and OrbiMed Capital, serves on the Kinnate Board. OrbiMed Advisors and OrbiMed Capital exercise voting and investment power through management committees comprised of Mr. Gordon, Sven Borho and W. Carter Neild, each of whom disclaims beneficial ownership of the Shares held by OPI VII, OPI VIII, OAP IV, Genesis, and OPM. OrbiMed Advisors has shared voting power over 7,559,729 Shares and shared dispositive power over 7,559,729 Shares. GP VII has shared voting power over 4,738,453 Shares and shared dispositive power over 4,738,453 Shares. GP VIII has shared voting power over 1,368,338 Shares and shared dispositive power over 1,368,338 Shares. Advisors IV has shared voting power over 1,368,339 Shares and shared dispositive power over 1,368,339 Shares. OAP GP IV has shared voting power over 1,368,339 Shares and shared dispositive power over 1,368,339 Shares. OrbiMed Genesis has shared voting power over 84,599 Shares and shared dispositive power over 84,599 Shares. OrbiMed Capital has shared voting power over 450,000 Shares and shared dispositive power over 450,000 Shares.

(2)

Shares held by Foresite Capital Management, LLC (“Foresite Capital”) and its affiliated funds. Based on a Schedule 13D/A, reporting beneficial ownership as of February 22, 2024, filed with the SEC on February 22, 2024, and a Form 4 filed with the SEC on May 10, 2023, the Shares consist of (i) 9,671,643 Shares held by Foresite Capital Fund IV, LP (“FCF IV”), (ii) 3,525,957 Shares held by Foresite Capital Fund V, LP (“FCF V”) and (iii) 520,711 Shares held by Foresite Capital Opportunity Fund V, L.P. (“FCOF V”). Jim Tananbaum, M.D., is a member of the Kinnate Board and CEO and Managing Director of Foresite Capital. Foresite Capital Management IV, LLC (“FCM IV”), the general partner of FCF IV, may be deemed to have sole power to vote and sole power to dispose of Shares directly owned by FCF IV. Foresite Capital Management V, LLC (“FCM V”), the general partner of FCF V, may be deemed to have sole power to vote and sole power to dispose of Shares directly owned by FCF V. Foresite Capital Opportunity Management V, LLC (“FCOM V”), the general partner of FCOF V, may be deemed to have sole power to vote and sole power to dispose of Shares directly owned by FCOF V. Dr. Tananbaum, the managing member of each of FCM IV, FCM V and FCOM V, may be deemed to have sole power to vote and sole power to dispose of Shares directly owned by FCF IV, FCF V and FCOF V. FCF IV and FCM IV have sole voting power over 9,671,643 Shares and sole dispositive power over 9,671,643 Shares. FVC V and FCM V have sole voting power over 3,525,957 Shares and sole dispositive power over 3,525,957 Shares. FCOF V and FCOM V have sole voting power over 520,711 Shares and sole dispositive power over 520,711 Shares. Dr. Tananbaum has sole voting power over 13,718,311 Shares and sole dispositive power over 13,718,311 Shares.

Treatment of Equity Awards in the Transactions

Treatment of Kinnate Options

Immediately prior to the Effective Time, each Kinnate Option that is then outstanding but not then vested or exercisable will become immediately vested and exercisable in full. After giving effect to such accelerated vesting, at the Effective Time, each In-the-Money Option will be canceled in exchange for the right to receive (i) an amount in cash without interest, less any applicable tax withholding, equal to the Company Stock Option Cash Consideration, and (ii) one (1) CVR for each Share underlying such Kinnate Option. At the Effective Time, each Out-of-the-Money Option will be cancelled in exchange for the right to receive one (1) CVR for each Share underlying such Kinnate Option; provided that each such CVR will provide for payment only after amounts otherwise payable under such CVR exceed a threshold equal to the excess of the per share exercise price of such Kinnate Option over the Cash Amount.

Treatment of Kinnate RSUs

Immediately prior to the Offer Closing Time, each then-outstanding Kinnate RSU that is not then vested will immediately vest in full. After giving effect to such accelerated vesting, at the Effective Time, each outstanding Kinnate RSU will be canceled in exchange for the right to receive (i) an amount in cash without interest, less any applicable tax withholding, equal to the Cash Amount, and (ii) one (1) CVR.

The table below sets forth, for each of Kinnate’s executive officers and non-employee directors holding Kinnate Options as of March 1, 2024, (i) the aggregate number of Shares subject to such In-the-Money Options and the value of cash amounts payable in respect of such In-the-Money Options at the Effective Time, calculated by multiplying the excess, if applicable, of the Cash Amount over the respective per Share exercise prices of the applicable In-the-Money Options by the number of Shares subject to such In-the-Money Options (which amounts will be subject to withholding of taxes), assuming the maximum potential Cash Amount of $2.5879 per Share. No amounts have been included in the table below with respect to the CVRs to be received by Kinnate’s executive officers and directors in respect of their Kinnate Options; however, each Kinnate executive officer and non-employee director listed below will receive one (1) CVR for each Share subject to an outstanding Kinnate Option.

Name of Executive Officer or Director	Number of Shares Subject to In-the-Money Options (#)	Cash Consideration for Stock Options ($)
Nima Farzan	1,281,642	22,941
Neha Krishnamohan	—	—
Mark Meltz	384,508	6,883
Richard Williams, Ph.D.	324,009	5,800

Name of Executive Officer or Director	Number of Shares Subject to In-the-Money Options (#)	Cash Consideration for Stock Options ($)
Jill DeSimone	—	—
Melissa Epperly	—	—
Keith Flaherty, M.D.	88,176	78,211
Carl Gordon, Ph.D.	—	—
Dean Mitchell	—	—
Michael Rome, Ph.D.	—	—
Helen Sabzevari, Ph.D.	—	—
Laurie Smaldone Alsup, M.D.	—	—
Jim Tananbaum, M.D.	—	—

The table below sets forth, for each of Kinnate’s executive officers holding Kinnate RSUs as of March 1, 2024, (i) the aggregate number of Shares subject to such Kinnate RSUs and (ii) the value of cash amounts payable in respect of such Kinnate RSUs at the Effective Time, calculated by multiplying the Cash Amount by the number of Shares subject to such Kinnate RSUs (which amounts will be subject to withholding of taxes), assuming the maximum potential Cash Amount of $2.5879 per Share. No amounts have been included in the table below with respect to the CVRs to be received by Kinnate’s executive officers in respect of their Kinnate RSUs. As of March 1, 2024, no Kinnate RSUs were held by any non-employee director of Kinnate.

Name of Executive Officer	Number of Kinnate RSUs (#)	Cash Consideration for Kinnate RSUs ($)
Nima Farzan	—	—
Neha Krishnamohan	42,188	109,178
Mark Meltz	15,625	40,436
Richard Williams, Ph.D.	15,625	40,436

Treatment of the Kinnate Equity Plans

The Merger Agreement provides that, prior to the Effective Time, Kinnate will provide that, on or after the Effective Time, no holder of any Kinnate Option or Kinnate RSU will have the right to acquire any equity interest in Kinnate or the Surviving Corporation and that each Kinnate Equity Plan will be terminated as of the Effective Time.

Treatment of Kinnate ESPP

The Merger Agreement provides that, prior to the Effective Time, Kinnate will take all reasonable actions required to (i) terminate the Kinnate ESPP as of immediately prior to the Merger Closing Date, and (ii) provide that no new offering period will commence after the signing of the Merger Agreement.

Employee Matters

For the period beginning on the Merger Closing and ending on the second anniversary of the Merger Closing, Parent will maintain (or cause one or more of Parent’s subsidiaries to maintain) one or more group health plans for the benefit of the employees of Parent and its subsidiaries (including Kinnate and its subsidiaries) with eligibility and medical, dental, vision and other coverage not substantially less favorable to employees than those provided under the group health plans maintained by Parent immediately prior to the Merger Closing, and will make continuation coverage under these group health plans pursuant to the Consolidated Omnibus Budget Reconciliation Act of 1985 (as amended, “COBRA”) available to all eligible former employees of Parent and its subsidiaries (including Kinnate and its subsidiaries).

Employment Arrangements and Change in Control and Severance Benefits Under Existing Relationships

Employment Letters

For purposes of this Schedule 14D-9, Kinnate’s executive officers are Nima Farzan, Mark Meltz, Neha Krishnamohan and Richard Williams. Kinnate has entered into employment letters with each of its executive officers. Each letter has no specific term and provides for at-will employment.

Change in Control and Severance Agreements

Kinnate has entered into change in control and severance agreements with each of its executive officers. Each change in control and severance agreement, as amended, provides for certain severance and change in control benefits as described below.

If the employment of an executive officer is terminated outside the period beginning six (6) months prior to the date of a change in control and ending twelve (12) months following that change in control (the “Change in Control Period”) either (i) by Kinnate without “cause” (excluding by reason of death or disability) or (ii) by the executive officer for “good reason” (as such terms are defined in the executive officer’s change in control and severance agreement), the executive officer will receive the following benefits under his or her change in control and severance agreement if he or she timely signs and does not revoke a separation agreement and release of claims in Kinnate’s favor:

•

a lump-sum payment equal to nine (9) months (or twelve (12) months in the case of Mr. Farzan) of the executive officer’s annual base salary as in effect immediately prior to such termination (or if such termination is due to a resignation for good reason based on a material reduction in base salary, then as in effect immediately prior to the reduction);

•

payment of premiums for group health, dental and vision coverage under COBRA, for the executive officer and their eligible dependents, if any, for up to nine (9) months (or twelve (12) months in the case of Mr. Farzan); and

•

vesting acceleration of any outstanding equity award that would have otherwise vested had the executive officer remained employed for another twelve (12) months (in the case of Mr. Farzan) or nine (9) months (in the case of Ms. Krishnamohan and Messrs. Meltz and Williams).

If, during the Change in Control Period, the employment of an executive officer is terminated either (i) by Kinnate without cause (excluding by reason of death or disability) or (ii) by the executive officer for good reason, the executive officer will receive the following benefits under his or her change in control and severance agreement if the executive officer timely signs and does not revoke a separation agreement and release of claims in Kinnate’s favor:

•

a lump-sum payment equal to twelve (12) months (or eighteen (18) months in the case of Mr. Farzan) of the executive officer’s annual base salary as in effect immediately prior to such termination (or if such termination is due to a resignation for good reason based on a material reduction in base salary, then as in effect immediately prior to the reduction) or if greater, at the level in effect immediately prior to the change in control;

•

a lump-sum payment equal to the sum of (x) 100% (or 150% in the case of Mr. Farzan) of the executive officer’s target annual bonus as in effect for the fiscal year in which such termination occurs or if greater, at the level in effect, immediately prior to the change in control, plus (y) a pro-rated portion of the executive officer’s target bonus for the year in which the change of control occurs;

•

payment of premiums for group health, dental and vision coverage under COBRA for the executive officer and the executive officer’s eligible dependents, if any, for up to twelve (12) months (or twenty-four (24) months in the case of Mr. Farzan); and

•

100% accelerated vesting and exercisability of all company equity awards with service-based vesting (but that are not subject to performance-based vesting) that are outstanding and unvested as of the date of the qualifying termination.

The table below sets forth, for each of Kinnate’s executive officers, the estimated value of the payments and benefits the executive officer would receive under the applicable change in control and severance agreement upon a qualifying termination during the Change in Control Period based on annualized base salary and annualized target bonus as of March 1, 2024, and the estimated cost of payment for continued coverage under the applicable Kinnate group health, medical and vision plans. The vesting acceleration of Kinnate Options and Kinnate RSUs that the executive officers would receive under the applicable change in control and severance agreement is duplicative of the acceleration provided for all Kinnate Options and Kinnate RSUs, as described further above.

Name of Executive Officer	Salary Severance ($)(1)	Bonus Severance ($)(2)	Prorated Bonus Severance ($)(3)	Other Benefits ($)(4)
Nima Farzan	918,918	505,405	56,156	145,083
Neha Krishnamohan	458,600	183,440	30,573	—
Mark Meltz	484,600	193,840	32,307	72,939
Richard Williams, Ph.D.	507,500	203,000	33,833	60,819

(1)	Represents a lump-sum payment equal to twelve (12) months (or eighteen (18) months in the case of Mr. Farzan) of the executive officer’s annual base salary as in effect as of March 1, 2024.
(2)	Represents a lump-sum payment equal to 100% (or 150% in the case of Mr. Farzan) of the executive officer’s target annual bonus as in effect as of March 1, 2024.
(3)

Represents the lump sum cash amount equal to a pro-rated portion of the executive officer’s target bonus for calendar year 2024, prorated for partial year of service from January 1, 2024, through March 1, 2024.

(4)

Represents the estimated cost of payment of premiums for coverage under COBRA for the executive officer and the executive officer’s eligible dependents, if any, for up to twelve (12) months (or twenty-four (24) months in the case of Mr. Farzan) under Kinnate’s group medical, dental and vision plans.

If any of the amounts provided for under these change in control and severance agreements or otherwise payable to the executive officer would constitute “parachute payments” within the meaning of Section 280G of the Internal Revenue Code (the “Code”) and could be subject to the related excise tax, the executive officer would be entitled to receive either full payment of benefits or such lesser amount which would result in no portion of the benefits being subject to the excise tax, whichever results in the greater amount of after-tax benefits to the executive officer. The change in control and severance agreements do not require Kinnate to provide any tax gross-up payments.

The foregoing summary and description of the material terms of the change in control and severance agreements do not purport to be complete and are qualified in their entirety by reference to the full text of the change in control and severance agreements, which are filed as Exhibits (e)(12) through (e)(15) hereto and are incorporated herein by reference.

Transaction Bonus Agreements

Kinnate has entered into transaction bonus agreements with each of its executive officers, which provide for the payment of a transaction bonus in the event of a transaction involving either (i) a change in control (as defined in each executive’s existing change in control and severance agreement and including the Merger), or (ii) the sale of material assets of Kinnate (as reasonably determined by the Kinnate Board) that does not constitute a change in control, in each case subject to the applicable executive’s continued service to Kinnate through the closing of such transaction, or termination of such service within six (6) months prior to the occurrence of such transaction, either by Kinnate other than for “cause” or by the executive officer for “good reason” (each as defined in each executive officer’s change in control and severance agreement). Any transaction bonus payable under these agreements will be in an amount equal to a specified percentage of an aggregate pool representing 5% of the deal value. The specified percentage of this pool is 40% for Mr. Farzan, 15% for each other executive officer (and one other former eligible executive), subject to potential adjustment for each executive eligible for payment if any of the other participants is not eligible for payment. Assuming the maximum potential Cash Amount of $2.5879 per Share, it is expected that the amount of each transaction bonus will be $2,783,669 for Mr. Farzan and $1,043,876 for each of Ms. Krishnamohan and Messrs. Meltz and Williams.

The foregoing summary and description of the material terms of the transaction bonus agreements do not purport to be complete and are qualified in their entirety by reference to the full text of the transaction bonus agreements, which are filed as Exhibits (e)(16) through (e)(19) hereto and are incorporated herein by reference.

Outside Director Compensation Policy

Kinnate has granted certain equity awards under Kinnate’s 2020 Equity Incentive Plan (the “Kinnate 2020 Plan”), including in accordance with the terms of Kinnate’s Outside Director Compensation Policy that are outstanding and held by Kinnate’s non-employee directors. Pursuant to the Kinnate 2020 Plan and the Director Compensation Policy, equity awards granted to Kinnate’s non-employee directors will accelerate vesting in full upon a “change in control.” The Merger Closing will be a “change in control” within the meaning of the Kinnate 2020 Plan or the terms of the award.

Future Arrangements

It is possible that employees of Kinnate who remain employed following the Merger Closing Date, including the executive officers, will enter into new compensation arrangements with Parent or its affiliates. As of the date of this Schedule 14D-9, no post-closing employment opportunities were negotiated between members of Kinnate and Parent.

Section 16 Matters

The Company, the Kinnate Board and the Special Committee have, to the extent necessary and in accordance with the Merger Agreement, taken appropriate actions to approve, for purposes of Section 16(b)-3 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), the dispositions or cancellations of Shares (including derivative securities with respect to such Shares) in connection with the Merger Agreement or the Transactions by each individual who is subject to the reporting requirements of Section 16 of Exchange Act.

Indemnification; Directors’ and Officers’ Insurance

Parent has agreed to cause the Surviving Corporation to honor and discharge all rights to indemnification existing in favor of the current or former directors or officers of Kinnate for acts or omissions occurring at or prior to the Effective Time, as such indemnification provisions are provided for in the certificate of incorporation of Kinnate, the Bylaws of Kinnate or indemnification agreements in effect as of the date of the Merger Agreement and previously made available to Parent, for a period of six (6) years.

At or prior to the Effective Time, following good faith consultation with Parent, the Company has agreed to obtain and fully pay the premium for “tail” directors’ and officers’ liability insurance policies in respect of acts or omissions occurring at or prior to the Effective Time (including for acts or omissions occurring in connection with the approval of the Merger Agreement and the consummation of the Transactions) for the period beginning upon the expiration date of the Offer and ending six (6) years from the Effective Time in favor of the current or former directors or officers of Kinnate; provided that the maximum aggregate annual premium for such “tail” insurance policies shall not exceed 250% of the aggregate annual premium payable by the Company for coverage pursuant to its most recent renewal under the Existing D&O Policies (as defined in the Merger Agreement). If such “tail” insurance policies have been obtained by the Company, Parent shall cause such “tail” insurance policies to be maintained in full force and effect, for their full term, and cause all obligations thereunder to be honored by it and the Surviving Corporation. In the event the Company does not obtain such “tail” insurance policies, then, for the period beginning upon the expiration of the Offer and ending six (6) years from the Effective Time, Parent shall either purchase such “tail” insurance policies or Parent will cause to be maintained in effect Kinnate’s current directors’ and officers’ liability insurance covering each person currently covered by Kinnate’s directors’ and officers’ liability insurance policy for acts or omissions occurring prior to the Effective Time; provided, that in no event will Parent or Kinnate be required to pay annual premiums for insurance in excess of 250% of the amount of the annual premiums currently paid by Kinnate for the existing insurance policy, it being understood that Parent will be obligated to provide as much coverage as may be obtained for such 250% amount.

In the event Parent or the Surviving Corporation or any of their respective successors or assigns (i) consolidates with or merges into any other person and shall not be the continuing or surviving corporation or entity of such consolidation or merger or (ii) transfers all or substantially all of its properties and assets to any person, then, and in each such case, Parent shall ensure that the successors and assigns of Parent or the Surviving Corporation, as the case may be, will assume the obligations described above.

ITEM 4. THE SOLICITATION OR RECOMMENDATION

Recommendation of the Special Committee and the Kinnate Board

On February 15, 2024, the Special Committee held a meeting at which the Special Committee unanimously (i) determined that the terms of the Offer, the Merger and the other Transactions are fair to, and in the best interests of, the Company and the Company’s stockholders, and (ii) recommended that the Kinnate Board (A) determine that the terms of the Offer, the Merger and the other Transactions are fair to, and in the best interests of, the Company and the Company’s stockholders, (B) duly authorize and approve the execution, delivery and performance by the Company of the Merger Agreement and the CVR Agreement and the consummation by the Company of the Transactions, (C) declare the Merger Agreement, the CVR Agreement and the Transactions advisable and (D) recommend that the Company’s stockholders accept the Offer and tender their Shares in the Offer.

Immediately after the Special Committee meeting on February 15, 2024, the Kinnate Board held a meeting at which all disinterested and independent members of the Kinnate Board unanimously (i) determined that the terms of the Offer, the Merger and the other Transactions are fair to, and in the best interests of, the Company and the Company’s stockholders, (ii) approved and declared advisable the Merger and the execution, delivery and performance by the Company of the Merger Agreement and the CVR Agreement and the consummation of the Transactions, (iii) resolved to recommend that the Company’s stockholders accept the Offer and tender their Shares pursuant to the Offer and (iv) resolved that the Merger Agreement and the Merger shall be governed by and effected under Section 251(h) of the DGCL.

Accordingly, and for the reasons described in more detail below in this Item 4 under the heading “Reasons for the Recommendation of the Special Committee and the Kinnate Board,” based on the recommendation of the Special Committee, the Kinnate Board recommends that the Company’s stockholders accept the Offer and tender their Shares pursuant to the Offer.

A press release, dated February 16, 2024, issued by Kinnate announcing the Offer, is included as Exhibit (a)(5)(B) hereto and is incorporated herein by reference.

Background of the Offer and the Merger

The following background summarizes the key meetings and events that led to the signing of the Merger Agreement. This background does not purport to catalog every conversation of or among the Special Committee, the Kinnate Board, their representatives or other parties.

The Kinnate Board, together with the Company’s management, regularly evaluated the Company’s strategic direction and ongoing business plans, with a view towards strengthening the Company’s business and enhancing stockholder value. This evaluation took into account several factors, including financial, industry, competitive and other considerations. As part of this evaluation, from time to time, the Kinnate Board and the Company’s management reviewed a variety of potential strategic alternatives, including the continuation of, and potential improvements to, the Company’s current business plans, with the Company remaining an independent entity; capital raising activities; and potential acquisitions, business combinations, partnerships, licenses, collaborations and other financial and strategic transactions, including the potential sale of the Company or certain of its assets. Further, the Company regularly engaged in business development outreach around its programs, including Exarafenib, one of the Company’s lead product candidates.

On April 26, 2023, the Kinnate Board held a meeting, also attended by members of management and a representative of Wilson Sonsini Goodrich & Rosati, P.C. (“Wilson Sonsini”), the Company’s outside counsel. During this meeting, the Kinnate Board discussed the public company life sciences market generally, as well as the particular market response to the Company’s recent disclosure of data from KN-8701 (the Company’s Phase 1 clinical trial for Exarafenib). In addition, the Kinnate Board discussed, among other things, the status and prospects of the Company’s programs, the Company’s financial prospects, future program milestones and how Company management should prioritize its standalone business plan. The Kinnate Board also discussed various potential strategic transactions that may be available to the Company, such as commercial partnerships or, in light of the Company’s cash position and market capitalization, a potential merger or acquisition involving the Company. As part of this discussion, the Kinnate Board reviewed potential advisors that the Company might engage to assist the Company in identifying potential partners for, and evaluating, such transactions.

In connection with the foregoing, on May 24, 2023, the Company entered into an engagement letter with Lazard Frères & Co. LLC (such party, “Lazard,” and such engagement letter, the “Lazard Engagement Letter”), pursuant to which Lazard would act as the Company’s investment banker in connection with various possible strategic transactions involving the Company (but excluding a sale of all or a portion of the Company, which the Company was not proactively seeking at such time, and for which Lazard had a right of first offer to be engaged as the Company’s financial advisor, on terms, conditions and fees to be mutually agreed). The Kinnate Board selected Lazard to be its investment banker in this capacity based upon, among other reasons, Lazard’s reputation, its expertise in advising companies in connection with similar strategic transactions and its familiarity with the industry in which the Company operates.

In connection with its engagement by the Company, between May and July of 2023, at the direction of the Kinnate Board, Lazard and the Company conducted a series of outreach campaigns to various private and public companies in the biotechnology and pharmaceutical industries, to gauge such parties’ interest in licensing or partnership transactions with the Company involving Exarafenib (such a transaction, an “Exarafenib partnership transaction”). As a result of this outreach, during this time, representatives of Lazard and the Company reached out to (or received inbound requests from) a total of thirty (30) parties to explore the possibility of an Exarafenib partnership transaction. Of these thirty (30) parties, the Company had previously entered into, entered into during this period, or subsequently entered into, confidentiality agreements with a total of five (5) parties. One (1) of these confidentiality agreements included a customary “standstill” provision, including a customary “fallaway” provision and the absence of any “don’t ask / don’t waive” provision (such provisions, “customary standstill provisions”), and the remaining four (4) of these confidentiality agreements did not contain any standstill provision. As part of this, on June, 28, 2023, Pierre Fabre Médicament, SAS (“Pierre Fabre”) entered into a confidentiality agreement with customary standstill provisions.

On July 25, 2023, the Kinnate Board held a meeting, also attended by members of management and a representative of Wilson Sonsini, the Company’s outside counsel, at which the Kinnate Board reviewed (i) the recent clinical data related to Exarafenib, the Company’s other clinical stage program, KIN-3248, and the Company’s other programs, (ii) the Company’s financial position and (iii) an update on the outreach Lazard and the Company had conducted with, and the inbound requests the Company and Lazard had received from, parties with respect to an Exarafenib partnership transaction. As part of this update, the Kinnate Board discussed that among the thirty (30) parties Lazard and the Company had contacted, there were no parties that had submitted a proposal to the Company with respect to an Exarafenib partnership transaction because of, among other reasons, the Company’s lack of mature and definitive clinical data from its ongoing Exarafenib clinical trials, or lack of interest in precision oncology, and a few parties were still engaging in preliminary diligence. Following this discussion, the Kinnate Board instructed management to begin evaluating a broader range of strategic transactions that may be available to the Company, including the possibility of a sale of the Company, and to consider whether a financial advisor should be engaged specifically to evaluate such a transaction. The Kinnate Board also discussed, in this context, a potential merger with a company that shared multiple large stockholders in common with the Company, following board members affiliated with such stockholders leaving the meeting, as well as the risks associated with the Company pursuing such a transaction.

On August 4, 2023, the Kinnate Board held a meeting, also attended by members of management. At this meeting, the Kinnate Board discussed, together with management, potential strategic alternatives under consideration by the Company and the Company’s standalone plan, including the Company’s research and development programs, the expected timeline to receive additional clinical data from the Company’s ongoing clinical trials, the Company’s cash and other related considerations. Following discussion, the Kinnate Board decided that the Company should further prioritize its continued exploration of potential strategic transactions (including a sale of the Company) and that the Company should engage a financial advisor to be dedicated to advising the Company with respect to such transactions, including, specifically, a sale of the Company. As part this discussion, the Kinnate Board discussed that while the Company was waiting for additional clinical data that may improve the Company’s prospects of entering into an Exarafenib partnership transaction, the Company should, in the meantime, work with a financial advisor to reach out to potentially interested parties to explore a sale of the Company, including potential transactions involving a sale of the Company to buyers who would primarily be valuing the Company based on its net cash balance.

On September 5, 2023, the Company entered into an engagement letter with Leerink Partners LLC (“Leerink Partners”) to act as the Company’s financial advisor in connection with a potential sale of the Company. The Kinnate Board selected Leerink Partners to be its financial advisor based upon, among other factors, Leerink Partners’ reputation, its experience advising companies in connection with strategic review processes similar to the one the Kinnate Board was commencing, and its familiarity with the industry in which the Company operates. In connection with the Company’s engagement of Leerink Partners and the prior decision of the Kinnate Board to pursue a broad range of strategic transactions including a sale of the Company, the Company and Lazard entered into an amendment to the Lazard Engagement Letter, pursuant to which Lazard acknowledged the Company’s compliance with its right of first offer obligations, and the Company agreed to pay Lazard’s fees in connection with certain transactions, including asset sales or a sale of all or a majority of the

Company’s voting equity securities to the parties with whom Lazard had been in contact during the course of its prior outreach but otherwise excluding transactions involving a change of control of the Company.

Between September 2023 and January 2024, at the direction of the Kinnate Board, Leerink Partners conducted a series of outreach campaigns to various private and public companies within the biotechnology and pharmaceutical industries, to gauge such parties’ interest in a potential strategic transaction with the Company (including a sale of the Company). As a result of this campaign, during this time, representatives of Leerink Partners and the Company evaluated, reached out to (or received inbound requests from) a total of 119 additional parties to explore the possibility of strategic transactions with the Company (including a sale of the Company). Of these 119 additional parties, the Company entered into confidentiality agreements with twenty-two (22) parties (twenty-one (21) of which included customary standstill provisions, and one (1) of which did not contain any standstill provision) and received preliminary non-binding indications of interest from fifteen (15) parties. Among these fifteen (15) parties, twelve (12) parties were private companies or were not U.S. publicly listed companies (“private companies”) that expressed preliminary interest in exploring a transaction in which the shareholders of the private company would exchange their shares for new shares of the Company, resulting in the shareholders of the private company owning a majority of the Company, and with value being ascribed to the Company’s public company listing in the respective valuations of the two (2) companies (such a transaction, a “reverse merger transaction”), and three (3) parties expressed preliminary interest in exploring an acquisition of the Company in which no upfront value would be ascribed to the Company’s assets, other than its cash (such a transaction, a “financial buyer transaction”). During this period, the Company engaged in preliminary discussions with, and permitted due diligence to be conducted by, such parties. In parallel, and during the same period, at the direction of the Kinnate Board, Lazard also reached out to, and engaged in further discussions with, twenty-three (23) of the parties (including Pierre Fabre) with whom it or the Company had previously been in contact in connection with a potential Exarafenib partnership transaction or other potential strategic transactions.

Beginning September 6, 2023, at the direction of the Kinnate Board, Leerink Partners requested written proposals for reverse merger transactions from sixteen (16) parties, with a deadline of September 19, 2023 for the Company to receive such proposals.

On September 15, 2023, the Kinnate Board held a meeting, also attended by members of management and a representative of Wilson Sonsini. At this meeting, the Kinnate Board discussed, together with management and its advisors, various potential strategic alternatives the Company could further consider, including the timelines, benefits and drawbacks of various transaction structures and counterparties. Following discussion, in light of the Kinnate Board’s anticipation of a large volume of work to be performed within tight timeframes in connection with the Company’s search for a potential strategic transaction, the Kinnate Board resolved to form a transaction committee of the Kinnate Board (the “Transaction Committee”), consisting of directors Melissa Epperly, Carl Gordon, Dean Mitchell, Michael Rome and Laurie Smaldone Alsup, to more efficiently explore and evaluate such potential strategic transactions and convey its findings to, and be directed in its decision-making by, the Kinnate Board. The Kinnate Board decided to maintain flexibility in its strategy, and instructed the Company’s management to seek to maintain asset value in order to continue to pursue a potential Exarafenib partnership transaction or other asset related transactions, as well as to seek to preserve the Company’s cash so that the Company could consider potential transactions involving a sale of the Company to buyers who would primarily be valuing the Company based on its net cash balance. In addition, at this meeting, after deliberation and discussion with management and its advisors, the Kinnate Board approved a reprioritization plan and workforce restructuring, which was publicly announced on September 18, 2023.

By September 19, 2023, the Company had received proposals from six (6) parties with respect to reverse merger transactions. Following this, at the direction of the Transaction Committee, management and representatives of Leerink Partners held various meetings and management presentations with certain of the parties that had submitted proposals, or expressed an interest in submitting a proposal, with respect to a reverse merger transaction. One such party, Party A, a private oncology company (which had, on September 12, 2023, entered into a confidentiality agreement with the Company (which included customary standstill provisions)), submitted a non-binding indication of interest on September 19, 2023, with respect to a reverse merger transaction. The non-binding indication of interest from Party A valued the Company at $145 million, consisting of assumed net cash at closing equal to $130 million, plus an additional amount equal to $15 million for the value of the Company’s public listing, and provided for the equityholders of the Company to own approximately 36.1% of the combined company (before giving effect to a private investment in public equity (“PIPE”) transaction that would further dilute the holdings of both the Company’s stockholders and Party A’s current stockholders).

Six (6) additional parties submitted proposals with respect to reverse merger transactions over the course of the remainder of September 2023 and during October and December 2023, following inbound requests from such parties to representatives of Leerink Partners. In reviewing proposals for reverse merger transactions, the Kinnate Board (and subsequently the Special Committee, which was formed during this time, as further described below) evaluated (and compared as between proposals), among other things, (i) the attributes of the potential counterparty, including the strength of its team and assets and near-term value creation with combined cash, (ii) the relative valuations of the Company and such potential counterparty and (iii) the likelihood of, and anticipated speed to, closing the proposed transaction. The proposals for reverse merger transactions received by the Company included valuations for the Company ranging from $130 million to $152 million.

On September 26, 2023, the Transaction Committee held a meeting, also attended by members of management, a representative of Wilson Sonsini and, for part of the meeting, representatives of Leerink Partners. At this meeting, the representative of Wilson Sonsini reviewed with the Transaction Committee its fiduciary duties, and the Transaction Committee reviewed and discussed, with the advice of management and its advisors, the Company’s potential strategic alternatives, including the non-binding indications of interest the Company had received from Party A and the other counterparties to date. The Transaction Committee directed management and Leerink Partners to continue to engage with parties interested in a strategic transaction, attempt to improve the terms of the proposals received by the Company from such parties and initiate reverse due diligence efforts with respect to potential counterparties to a reverse merger transaction.

On October 10, 2023, the Transaction Committee held a meeting, also attended by members of management, a representative of Wilson Sonsini and, for part of the meeting, representatives of Leerink Partners. At this meeting, the Transaction Committee further discussed, with the advice of management and its advisors, the Company’s strategic alternative review process, including the non-binding indication of interest the Company had received from Party A and the other counterparties to date. The Transaction Committee directed management and Leerink Partners to continue to engage with parties interested in a strategic transaction and continue to conduct due diligence on the respective merits of the companies that the Transaction Committee had elected to prioritize.

Later on October 10, 2023, representatives of Pierre Fabre met with members of the Company’s management for a management presentation to discuss Exarafenib and the Company’s other assets. At this meeting, the parties discussed a potential strategic transaction between the parties, including the acquisition by Pierre Fabre of the entire company or an Exarafenib partnership transaction or other transaction involving the assets of the Company.

On October 18, 2023, the Kinnate Board held a meeting, also attended by members of management and a representative of Wilson Sonsini. At this meeting, the Kinnate Board continued to discuss various potential strategic alternatives available to the Company, including the non-binding indication of interest the Company received from Party A with respect to a reverse merger transaction and the other potential counterparties to date, and directed management to prioritize a sale of the Company as a first priority and a reverse merger transaction or other potential strategic transaction as a second priority, having viewed the prospects of the combined company in the potential reverse merger proposals received as of such date as not being as compelling as the certainty and value and immediate liquidity that could be provided by a potential sale of the whole company.

On November 3, 2023, representatives of Foresite Capital Management, LLC (together with its affiliated funds, and each of the foregoing individually and collectively, “Foresite”) and OrbiMed Advisors LLC (together with its affiliated funds, and each of the foregoing individually and collectively, “OrbiMed”) advised Mr. Farzan, the CEO of the Company and a member of the Kinnate Board, that certain funds affiliated with Foresite and OrbiMed were preliminarily contemplating, without having made an agreement amongst themselves, to submit a joint non-binding expression of interest to potentially acquire the Shares not already owned by them.

On November 6, 2023, representatives of Pierre Fabre conveyed to representatives of Lazard that Pierre Fabre was not interested in pursuing the acquisition of the entire Company. Thereafter, representatives of the Company and Pierre Fabre and their respective advisors continued discussions solely with respect to a potential Exarafenib partnership transaction or other transaction involving the assets of the Company.

On November 8 and November 9, 2023, Mr. Rome and Jim Tananbaum (affiliates of Foresite and members of the Kinnate Board) and Mr. Gordon (an affiliate of OrbiMed and a member of the Kinnate Board) recused themselves from discussions of the Kinnate Board and the Transaction Committee relating to strategic transactions.

On November 9, 2023, the Kinnate Board held a meeting at which the members who were affiliates of Foresite and OrbiMed recused themselves, which meeting was also attended by members of management, representatives of Leerink Partners and representatives of Wilson Sonsini. At this meeting, the Kinnate Board reviewed the current status of the Company’s outreach, discussions and progress with third parties regarding both potential reverse merger transactions and potential financial buyer transactions. As part of this discussion, the Kinnate Board reviewed, with management and its advisors, the prospects of successfully executing a reverse merger transaction or a financial buyer transaction, including the potential benefits and drawbacks of such transaction structures and illustrative timelines for such transactions. As part of this discussion with respect to a potential reverse merger transaction, the Kinnate Board identified Party A as providing a more promising offer than other reverse merger candidates, based upon, among other facts, the Kinnate Board’s view of the prospects of Party A’s products and product candidates, the strength of its management team, and the potential for near-term value creation. The Kinnate Board directed Leerink Partners to invite Party A to submit a revised proposal. However, given prevailing public market conditions, and, in particular, the overall decline in biotechnology public trading indices, the Kinnate Board also directed Leerink Partners to conduct an outreach to four (4) financial buyers including Parent, Foresite and OrbiMed in order to be in a position to fully assess the different strategic options available to the Company. The Kinnate Board also directed management to negotiate improved bids for potential counterparties to both financial buyer transactions and reverse merger transactions.

On November 11, 2023, at the direction of the Kinnate Board, Leerink Partners informed Parent of the strategic opportunity to acquire the Company and provided a form confidentiality agreement for Parent to execute.

On November 13, 2023 the Kinnate Board received a letter from Foresite and OrbiMed expressing their interest in the potential acquisition of all of the Shares not already owned by Foresite or OrbiMed and in which Foresite and OrbiMed noted that they would not support any alternative sale, merger or similar strategic transaction involving the Company.

On November 14, 2023, each of Foresite and OrbiMed filed amendments to their Schedules 13D disclosing the submission to the Company of their letter of November 13, 2023.

Also on November 14, 2023, the Kinnate Board received a non-binding indication of interest from Parent to acquire the Company for the Company’s closing net cash minus $12 million, plus a contingent value right for 85% of the net proceeds from the sale of the Company’s legacy assets.

On November 15, 2023, the Company and Parent executed a confidentiality agreement in the form previously provided by Leerink Partners to Parent, effective as of November 11, 2023 (which included customary standstill provisions).

On November 16, 2023, the Kinnate Board held a meeting at which the members who were affiliates of Foresite or OrbiMed recused themselves after the meeting was called to order, which meeting was also attended by members of management, representatives of Leerink Partners and representatives of Wilson Sonsini. At such meeting, the Kinnate Board discussed their receipt of Foresite’s and OrbiMed’s letter of November 13, 2023, their receipt of the non-binding indication of interest from Parent and the Company’s discussions with other third parties concerning other potential strategic transactions, including parties that had declined to continue pursuing discussions with the Company. As part of this discussion, a representative of Wilson Sonsini reviewed with the Kinnate Board its fiduciary duties, as well as procedural safeguards to be employed to manage a process that included a proposal from significant stockholders and affiliates of members of the Kinnate Board. In addition, representatives of Wilson Sonsini discussed with the Kinnate Board the advisability of establishing a special committee of disinterested and independent directors to oversee such a process. Subsequently, at this meeting, the Kinnate Board resolved to form the Special Committee, consisting of disinterested and independent directors Ms. Epperly, Mr. Mitchell, and Ms. Smaldone Alsup. The Kinnate Board delegated to the Special Committee the full power of the Kinnate Board to explore, consider, evaluate, review, negotiate, approve, and (if applicable) recommend to the Kinnate Board for approval or rejection any potential strategic transaction, and to take any actions with respect to any such potential transaction as the Special Committee may deem necessary, appropriate, or advisable. The Kinnate Board further resolved that it would not approve or recommend any strategic transaction unless such transaction was first approved or recommended by the Special Committee.

Shortly after the Kinnate Board meeting on November 16, 2023, the Special Committee held a meeting, also attended by members of management, representatives of Leerink Partners and representatives of Wilson Sonsini. At this meeting, following a discussion of the respective relationships of Leerink Partners and Wilson Sonsini, on the one hand, and Foresite and OrbiMed on the other hand, the Special Committee approved the engagement of Leerink Partners as the Company’s financial advisor and the engagement of Wilson Sonsini as the Company’s legal advisor in connection with potential strategic transactions. Following the formation of the Special Committee, in addition to the meetings held by the Special Committee as further described below, the Company’s management regularly provided updates to the Special Committee regarding potential strategic transactions and the status of the various discussions between the Company and potential counterparties over email, and the Special Committee provided input to the Company’s management. In addition, during this time the Company’s management and Mr. Mitchell, the Chair of the Kinnate Board and a member of the Special Committee, remained in regular contact to discuss the status of the Company’s efforts.

Also on November 16, 2023, representatives of Leerink Partners received a revised non-binding indication of interest from Party A with respect to a reverse merger transaction. The revised non-binding indication of interest provided for the same valuation of the Company as under Party A’s initial non-binding indication of interest but also provided for, among other things, a contingent value right for 100% of the net proceeds from a sale of the Company’s assets within twelve (12) months of the closing (and 50% of the net proceeds from a sale of assets relating to Exarafenib within between twelve (12) and eighteen (18) months of the closing) as well as the ability for the Company to monetize its assets prior to, substantially concurrently or immediately following the closing and include the net proceeds from such sale in the calculation of its net cash.

On November 17, 2023, each of Foresite and OrbiMed filed amendments to their Schedules 13D, clarifying that, notwithstanding their joint non-binding expression of interest, they would consider any transaction that maximizes value for, and is in the best interests of, the Company’s stockholders.

Also on November 17, 2023, the Company and Foresite executed a confidentiality agreement (which included customary standstill provisions).

On November 18, 2023, the Company and OrbiMed executed a confidentiality agreement (which included customary standstill provisions).

Subsequently, over the course of the next several weeks, the Company shared due diligence materials with Foresite and OrbiMed and representatives of the Company held various calls with representatives of Foresite and OrbiMed to discuss due diligence matters and the Company’s net cash position.

On November 18, 2023, representatives of the Company received an inbound inquiry from Party B, a private biotechnology company, regarding Party B’s potential interest in pursuing a reverse merger transaction with the Company. On November 22, 2023, the Company and Party B executed a confidentiality agreement (which included customary standstill provisions).

On November 22, 2023, Party B conducted a management presentation on its business to members of the Company’s senior management and a member of the Special Committee.

On November 27, 2023, the Special Committee held a meeting, also attended by members of management, representatives of Leerink Partners and representatives of Wilson Sonsini. At this meeting, the Special Committee reviewed the status of the Company’s discussions with potential counterparties, including with respect to potential reverse merger transactions and potential financial buyer transactions. In addition, the Special Committee reviewed management’s preliminary dissolution analysis for the Company. Following this discussion, the Special Committee determined not to further pursue a transaction with Party A, as the Special Committee believed that the terms of Party A’s non-binding indication of interest and the Special Committee’s assessment of Party A’s prospects in light of prevailing public market conditions did not reflect the best opportunity for the Company to maximize stockholder value, particularly as compared to the proposal the Kinnate Board had received from Parent and in light of the inbound inquiry and management presentation from, and preliminary conversations with, Party B. At the conclusion of this meeting, the Special Committee directed Leerink Partners to request that each of Foresite and OrbiMed, Parent and Party B provide revised proposals for a transaction with the Company prior to the Special Committee’s next meeting, which was scheduled for December 3, 2023.

Later on November 27, 2023, the Special Committee received a revised joint non-binding indication of interest from Foresite and OrbiMed, proposing the acquisition of the Kinnate Common Stock at a cash price of approximately $2.17 per share, and assuming the Company would have a closing net cash balance of $127.5 million (which, based on management’s then-current estimates of closing timing and closing net cash, represented an amount, in the aggregate, equivalent to the Company’s closing net cash minus approximately $25.3 million). The proposal also provided for a contingent value right representing the right to receive 80% of the net proceeds payable from any license or disposition involving the Company’s assets within one (1) year of closing.

Later on November 27, 2024, at the direction of the Special Committee, representatives of Leerink Partners held a meeting with representatives of Foresite. During this meeting, representatives of Leerink Partners indicated that the $25.3 million cash retention amount was inconsistent with the lower retention amounts that were seen in recent transactions, including a recent transaction with Foresite as the acquirer.

On November 28, 2023, the Special Committee received a further revised joint non-binding indication of interest from Foresite and OrbiMed, proposing the acquisition of the Kinnate Common Stock at a cash price of $2.45 per share, and assuming the Company would have a closing net cash balance of $127.5 million (which, based on management’s then-current estimates of closing timing and closing net cash, represented an amount, in the aggregate, equivalent to the Company’s anticipated closing net cash minus approximately $12.1 million). The proposal also provided for a contingent value right representing the right to receive 80% of the net proceeds payable from any license or disposition involving the Company’s assets within one (1) year of closing.

On November 29, 2023, at the direction of the Special Committee, Leerink Partners provided feedback with respect to the updated joint non-binding indication of interest from Foresite and OrbiMed during a telephonic conference with a representative of Foresite, which feedback included that in order to be competitive, Foresite and OrbiMed should submit a revised non-binding indication of interest with improved economic terms with respect to upfront cash. Later on November 29, 2023, representatives of Foresite indicated to representatives of Leerink Partners that if Foresite and OrbiMed were able to improve the upfront cash in their proposal, their proposal would need to include a reduction in the percentage of net proceeds payable from any license or disposition of the Company’s assets.

On November 30, 2023, Leerink Partners notified Party A of the Company’s determination not to further pursue a transaction with Party A.

Also on November 30, 2023, representatives of Party C, a private biotechnology company, which had previously expressed interest only in acquiring Exarafenib and had, during October and November of 2023 held discussions with the Company and conducted due diligence with respect to such a transaction, expressed to representatives of the Company their potential interest in a potential financial buyer transaction with the Company. Representatives of the Company expressed that Party C should move quickly to submit a non-binding indication of interest given where the Company was in its strategic alternatives process. The Company subsequently shared due diligence materials with Party C. The Company and Party C had previously executed a confidentiality agreement, dated as of October 3, 2023 (which included customary standstill provisions).

On December 2, 2023, the Special Committee received a revised joint non-binding indication of interest, dated December 1, 2023, from Foresite and OrbiMed, proposing the acquisition of the Kinnate Common Stock at a cash price representing the Company’s net cash less $11 million. The proposal also provided for a contingent value right representing the right to receive 50% of the net proceeds payable from any license or disposition involving the Company’s assets within one (1) year of closing.

Early on December 3, 2023, the Special Committee received a non-binding indication of interest from Parent to acquire the Company for net cash minus $9.5 million, plus a contingent value right for 85% of the net proceeds from the sale of the Company’s legacy assets.

Later on December 3, 2023, the Special Committee received a non-binding indication of interest from Party B for a reverse merger transaction, valuing the Company at $130 million, based on assumed net cash at close of $120 million, plus $10 million for the value of the Company’s public listing, and providing for the equityholders of the Company immediately prior to the closing of the transaction to own 18.5% of the equity of the combined company on a fully diluted basis, representing a valuation for Party B consistent with their last financing round (which was in excess of $600 million). The non-binding indication of interest contemplated that, concurrent with the signing of definitive documents for the transaction with the Company, Party B would enter into a PIPE transaction of at least $150 million, which would close concurrently with the closing of the reverse merger with the Company, and which would further dilute the holdings of both the Company’s stockholders and Party B’s stockholders.

The Special Committee subsequently provided feedback to Leerink Partners with respect to Party B’s proposal.

Later on December 3, 2023, at the direction of the Special Committee, representatives of Leerink Partners and representatives of Party B held a meeting during which Leerink Partners provided feedback on Party B’s non-binding indication of interest, and indicated that the Special Committee found it difficult to justify the valuation Party B was ascribing to itself, which was based on Party B’s last private investment round, but that the Special Committee was willing to consider a valuation of Party B that was validated by the new third-party investors in Party B’s PIPE. Shortly following this meeting, the Special Committee received a revised non-binding indication of interest from Party B, which revised downward the valuation for Party B to the lower of (i) the valuation in Party B’s last financing round (which was in excess of $600 million) and (ii) the valuation assigned to Party B in the contemplated $150 million PIPE transaction. Neither of Party B’s indications of interest from December 3, 2023 contained a break-up fee in the event Party B terminated the definitive agreement with the Company to enter into a superior proposal, a contingent value right for the benefit of the Company stockholders in connection with the sale of the Company’s legacy assets post-closing or any exclusivity provisions preventing Party B from negotiating alternative transactions while negotiating the definitive agreement with the Company.

Later on December 3, 2023, the Special Committee held a meeting, also attended by members of management, representatives of Leerink Partners and representatives of Wilson Sonsini. At this meeting, the Special Committee reviewed the status of potential strategic transactions. The Special Committee also reviewed the Company’s cash position and estimated cash balance at the closing of a potential reverse merger transaction. The Special Committee further discussed its views as to the potential benefits and drawbacks of each transaction for which it had received proposals, and an expected timeline for each transaction. Following further discussion, the Special Committee instructed management and its advisors to prioritize and to further pursue the proposed reverse merger transaction with Party B, while maintaining flexibility to shift its priority to the potential financial buyer transactions with Foresite and OrbiMed and Parent, if the negotiations with Party B or the outreach to potential PIPE investors for a transaction with Party B were not successful. In particular, given that Parent’s non-binding indication of interest from earlier that day proposed an attractive retention amount of $9.5 million, which was lower than the retention amount proposed in Foresite’s and Orbimed’s revised joint non-binding indication of interest, dated December 1, 2023, and Parent had proposed a higher percentage of contingent value right proceeds along with Parent’s experience with complex business development transactions positioning it to potentially maximize the value of the contingent value rights related to the disposition of the Company’s legacy assets, the Special Committee directed Leerink Partners to grant Parent access to the Company’s virtual data room to allow it to conduct further due diligence on the Company. Also on December 3, 2023, following the direction from the Special Committee, representatives of Leerink Partners held a telephonic meeting and corresponded by email with Party B regarding the terms of its most recent proposal. As part of these discussions, Leerink Partners conveyed that the Special Committee expected Party B to revise its proposal to provide for a contingent value right for the benefit of the Company stockholders as well as a break-up fee if Party B terminated the definitive agreement with the Company to enter into a superior proposal, due to the Special Committee’s belief that Party B would remain interested in pursuing alternatives to a reverse merger transaction with the Company even after executing a definitive agreement.

On December 4, 2023, at the direction of the Special Committee, representatives of Leerink Partners advised representatives of Parent that the Special Committee was exploring several strategic transactions. Parent was subsequently granted access to the Company’s virtual data room on December 5, 2023.

Later on December 4, 2023, the Special Committee received a non-binding indication of interest from Party C proposing a financial buyer transaction involving the Company for aggregate consideration consisting of $115 million in cash (assuming net cash at closing of at least $130 million, and thus reflecting a cash retention amount of $15 million), plus contingent value rights in respect of certain of the Company’s products as well as excess cash.

Also on December 4, 2023, representatives of Leerink Partners, at the direction of the Special Committee, met with representatives of Party C and communicated to Party C that its proposal was not competitive, due to its higher retention amount as compared to proposals the Company had received from other parties. As a result, representatives of Leerink Partners indicated to Party C that if Party C was unable to improve its offer, the Special Committee would not likely be interested in further pursuing a whole company transaction with Party C, but that Party C could continue its efforts in continuing to explore a potential transaction involving Exarafenib and other assets. The next month, Party C announced it had entered into a definitive agreement with another public company with respect to a financial buyer transaction.

On December 5, 2023, representatives of the Company, at the direction of the Special Committee, sent Party B a revised non-binding indication of interest for a reverse merger transaction, providing for a contingent value right for 100% of the net proceeds from any license or disposition involving the Company’s assets, a break-up fee with respect to Party B equal to 25% of the Company’s projected net cash at close (equal to approximately $32.5 million) payable by Party B in the event of Party B terminating the definitive agreement to enter into a superior proposal and a 30-day mutual exclusivity period with respect to reverse merger transactions.

On December 8, 2023, Party B was granted access to the Company’s virtual data room and representatives of the Company and representatives of Leerink Partners conducted telephonic due diligence meetings with representatives of Party B during the course of the following week.

On December 12, 2023, the Special Committee received a revised non-binding term sheet from Party B. The non-binding term sheet included a reduction of the contingent value right with respect to the sale of the Company’s legacy assets to 80% of net proceeds during a one-year term post-closing and a mutual break-up fee of $12 million, payable by Party B if it terminated the definitive agreement to enter into a superior proposal and by the Company if the Kinnate Board changed its recommendation with respect to the transaction.

Later on December 12, 2023, representatives of the Company and representatives of Leerink Partners, following the direction of the Special Committee, communicated the Special Committee’s responses with respect to Party B’s term sheet, and in particular, the break-up fee and contingent value right provisions contained therein, and advised Party B that the Company required an improved, revised proposal from Party B prior to the upcoming meeting of the Special Committee.

On December 14, 2023, Party B provided the Special Committee with a revised proposal, which included a break-up fee payable by Party B in the amount of the lesser of $32.5 million and 25% of the Company’s projected net cash at close, as well as a contingent value right for 95% of net proceeds from the sale of legacy Company assets during a 5-year term (or 100% of net proceeds, with a mechanism for the reimbursement of costs incurred by the combined company post-closing).

On December 21, 2023, Leerink Partners informed Parent that the Special Committee was still considering several strategic transactions.

On December 15, 2023, the Kinnate Board held a meeting, also attended by members of management, representatives of Leerink Partners and representatives of Wilson Sonsini. At this meeting, after directors affiliated with Foresite and OrbiMed had recused themselves, the Kinnate Board discussed the current status of the Company’s efforts relating to evaluating and negotiating the terms of potential strategic transactions, including the status of discussions with Party B, discussions regarding the related PIPE transaction, as well as timing considerations.

Between December 15, 2023 and January 1, 2024, representatives of the Company and representatives of Party B exchanged multiple drafts of a non-binding term sheet and held telephonic and video conference meetings to negotiate outstanding issues. During the same period, each party continued its due diligence review of the other. Meanwhile, and during the same period, at the direction of the Special Committee, representatives of the Company held telephonic and video conference meetings with representatives of Foresite and OrbiMed regarding Party B’s valuation of Party B, Party B’s potential need for financing and related consideration regarding the sizing of a PIPE transaction as well as Party B’s ongoing business development efforts.

On January 2, 2024, the Special Committee approved the Company’s entry into a non-binding term sheet with Party B for a reverse merger transaction in the form of the proposed final term sheet received by the Company from Party B on January 1, 2024. This term sheet provided for, among other things (i) a valuation of $500 million for Party B and $140 million for the Company (assuming net cash of $130 million at closing), (ii) a break-up fee in the amount of the lesser of (A) $32.5 million and (B) 25% of the Company’s projected net cash at close, payable by Party B in the event of Party B terminating the definitive agreement to enter into a superior proposal and a break-up fee of $6.5 million, payable by the Company, in the event of the Company terminating the definitive agreement in order to enter into a superior proposal, and (iii) contingent value rights for (A) 100% of the net proceeds from the sale of the Company’s legacy assets pursuant to a definitive agreement executed prior to the closing of the transaction with Party B and (B) 95% of the net proceeds from any such disposition consummated after the closing and, in each case, during a 5-year term. Following the approval of the Special Committee, the Company executed the term sheet with Party B. This term sheet provided mutual exclusivity with respect to reverse merger transactions but did not prevent either party from continuing to pursue other strategic transactions that were not reverse merger transactions as both the Company and Party B remained interested in pursuing alternative strategic transactions, and in the Company’s case, a potential financial buyer transaction.

On January 4, 2024, the Special Committee held a meeting, also attended by members of management, representatives of Leerink Partners and representatives of Wilson Sonsini. At this meeting, the Special Committee discussed potential next steps regarding the proposed reverse merger transaction with Party B, as well as communications with Foresite and OrbiMed and Parent.

Between January 4, 2024 and January 12, 2024, at the direction of the Special Committee, representatives of the Company held meetings and telephonic conferences with representatives of Foresite and OrbiMed in connection with their proposed financial buyer transaction.

On January 5, 2024 and January 8, 2024, at the direction of the Special Committee, representatives of the Company held meetings and telephonic conferences with representatives of Party B in connection with its proposed reverse merger transaction with the Company and during which such parties discussed the status of the related PIPE transaction including its size and the timeline to execute and the resulting implications for the timing of the contemplated reverse merger transaction.

On January 11, 2024, representatives of Leerink Partners, at the direction of the Special Committee, requested that Foresite and OrbiMed provide their best and final proposal for a financial buyer transaction with the Company as soon as possible.

Also on January 11, 2024, representatives of Leerink Partners, at the direction of the Special Committee, held meetings with representatives of Parent to confirm that Parent was still willing to execute a transaction pursuant to the terms in its latest non-binding indication of interest. As part of this conversation, representatives of Parent confirmed they were willing to do so, and that Parent was unable to improve the economic terms contained in its latest proposal.

On January 11, 2024, Mr. Farzan met with a senior member of Pierre Fabre’s management team to discuss the status of Exarefenib and potential structures for a transaction between the Company and Pierre Fabre involving Exarafenib. While Pierre Fabre had previously expressed interest only in entering into a supply agreement with the Company with respect to Exarafenib, during such meeting, Mr. Farzan raised the possibility of Pierre Fabre purchasing Exarafenib in consideration for an upfront payment sufficient to cover the Company’s transaction expenses followed by a more significant payment upon the achievement of a near-term milestone. Mr. Farzan expressed that, if Pierre Fabre was interested in such a transaction, it should make a proposal to the Company expeditiously due to the broader context of the Company considering multiple proposals for a strategic transaction.

On January 12, 2024, the Special Committee received an updated joint non-binding indication of interest from Foresite and OrbiMed for a financial buyer transaction, proposing the acquisition of the Kinnate Common Stock at a cash price representing the Company’s net cash less $8.25 million. The proposal also provided for the possibility of a contingent value right related to several contingent milestone payments based on regulatory approvals or net sales of the Company’s products.

Also on January 12, 2024, representatives of Party B notified representatives of the Company that Party B no longer intended to pursue the proposed reverse merger transaction with the Company because of Party B’s internal business plans and prospects.

On January 15, 2024, the Special Committee held a meeting, also attended by members of management, representatives of Leerink Partners and representatives of Wilson Sonsini. At this meeting, the Special Committee discussed Party B’s decision not to pursue a reverse merger transaction with the Company, the potential benefits of pursuing a transaction with a financial buyer and the Company’s efforts to obtain revised proposals with respect to a financial buyer transaction from Foresite and OrbiMed. Following discussion regarding the relative merits of the revised proposals the Special Committee had received, the Special Committee noted that it believed that the proposal from Foresite and OrbiMed was the proposal most likely to maximize stockholder value as compared to other available transactions and discussed the Special Committee’s ongoing efforts to improve such proposal.

On January 16, 2024, representatives of Leerink Partners, at the direction of the Special Committee, notified Foresite and OrbiMed of the Company’s counterproposals with respect to items to be included or excluded from the calculation of the Company’s net cash and the terms of the proposed contingent value right and, later that day, representatives of the Company and Foresite held a telephonic meeting to discuss the same.

Also on January 16, 2024, the Company publicly announced a further workforce reduction that the Company had committed to implement on January 9, 2024.

On January 17, 2024, representatives of the Company received a proposal from Pierre Fabre for the acquisition of Exarafenib.

Between January 17, 2024 and January 19, 2024, representatives of Foresite and OrbiMed sent the Special Committee revised versions of their joint non-binding indication of interest and representatives of the parties held telephonic conferences to discuss the outstanding issues, including the components to be used in the calculation of the Company’s net cash and the terms of the contingent value right with respect to certain of the Company’s products and the related milestones.

On January 18, 2024, following continued discussions over the course of the preceding months, culminating in Pierre Fabre’s proposal from the previous day, the Company and Pierre Fabre reached agreement on the key terms for the sale of the global rights to Exarafenib, and the Company’s other pan-RAF program assets to Pierre Fabre (the “PF Transaction”) for total consideration of up to $31 million, consisting of $500,000 at closing, and a $30.5 million contingent payment subject to the achievement of certain milestones, as well as the assumption by Pierre Fabre of up to $5 million of trade payables for the assets to be sold. The Company and Pierre Fabre further agreed for Pierre Fabre to prepare definitive documentation for the PF Transaction and continue its due diligence review with respect to the assets contemplated to be sold.

On January 19, 2024, representatives of the Company notified Foresite and OrbiMed of the Special Committee’s acceptance of their latest terms for the proposed acquisition of the Company, and the Special Committee’s willingness to proceed to negotiate the terms of the definitive documents for such transaction consistent with such terms.

On January 22, 2024, representatives of Foresite’s and OrbiMed’s external counsel were granted access to the Company’s virtual data room.

On January 23, 2024, Foresite and OrbiMed notified the Company that they no longer wished to pursue their proposed acquisition of the Company, because after further evaluation, including of their internal business plans, they wished to focus their time and efforts on their core investment activities and felt that the acquisition and subsequent winding down of the Company would impede such activities. As a result of this, the Special Committee directed representatives of Leerink Partners to inform Parent that the Company was interested in pursuing a financial buyer transaction with Parent and, later that day Leerink Partners did so and ascertained that Parent still remained willing to execute such a transaction on the terms of Parent’s non-binding indication of interest from December 3, 2023. The Special Committee believed that it should continue to negotiate with Parent because, among other reasons, Parent’s proposal consisted of a lower retention amount compared to recent transactions in the market and included a meaningful percentage of contingent value right proceeds, along with Parent’s experience with complex business development transactions positioning it to potentially maximize the value of such contingent value rights.

On January 24, 2024, members of the Company’s management, Leerink Partners, and Parent held a video conference to discuss the potential financial buyer transaction between the Company and Parent as well as due diligence matters such as, among others, the status of the Company’s efforts on the wind-down of the Company including its programs and other sources of liabilities such as operating leases.

On January 26, 2024, the Company and Lazard agreed to terminate the Lazard Engagement Letter, subject to Lazard’s right to receive certain fees in connection with sale of Exarafenib to Pierre Fabre.

On January 29, 2024, certain representatives of Parent’s external counsel, Gibson Dunn & Crutcher LLP (“Gibson Dunn”) were provided with access to the Company’s virtual data room.

On February 2, 2024, representatives of Parent and Gibson Dunn met with senior members of the Company’s management, with representatives of the Company’s corporate counsel and representatives of Wilson Sonsini and Leerink Partners present, to discuss certain due diligence topics, including the assumptions reflected in, and details with regard to, the Company’s net cash forecast and the wind-down costs related to the Company’s clinical programs. Additional due diligence review of non-public information regarding the Company was performed on an ongoing basis until execution of the Merger Agreement.

On February 2, 2024, representatives of Wilson Sonsini received an initial draft of an Asset Purchase Agreement for the PF Transaction (the “PF Agreement”) from representatives of Pierre Fabre’s external counsel, McDermott Will & Emery LLP. Over the course of the following weeks, the Company, Pierre Fabre and their respective representatives negotiated the terms of the PF Agreement and Pierre Fabre continued its due diligence review.

Later on February 2, 2024, representatives of Wilson Sonsini received an initial draft of a Merger Agreement from representatives of Gibson Dunn. The draft Merger Agreement did not include a price per share for the Shares to be acquired in the tender offer and the merger, but indicated that the price per share would consist of (i) a fixed cash amount based on the minimum net cash closing condition (which in Parent’s draft was $125 million), minus $9.5 million (as reflected in Parent’s December 3, 2023 non-binding indication of interest), minus a mutually agreed cash buffer amount, with any excess cash to not be paid at the closing but to be distributed post-closing through the CVR Agreement, plus (ii) one (1) non-tradeable contingent value right. The draft Merger Agreement also did not provide the Company credit for certain prepaids, deposits and receivables in the definition of net cash. The draft Merger Agreement did not propose the size of the Company’s termination fee.

Subsequently, on February 4, 2024, representatives of Wilson Sonsini received an initial draft of the form of the CVR Agreement from representatives of Gibson Dunn. The draft CVR Agreement provided among other things, that the former equityholders of the Company would receive (i) 85% of the net proceeds received within three (3) years from the closing under the Merger Agreement from dispositions of the Company’s legacy assets pursuant to agreements entered into within 180 days of the closing under the Merger Agreement and (ii) 100% of any net cash in excess of the closing net cash that is realized within 180 days of the closing under the Merger Agreement.

On February 5, 2024, at the direction of the Special Committee, members of the Company’s management, Leerink Partners, and Parent held a telephonic conference to discuss diligence matters with respect to the Company’s clinical accruals.

On February 6, 2024, at the direction of the Special Committee, representatives of Leerink Partners discussed with representatives of Parent the Special Committee’s positions with respect to the deal structure and key terms of the draft Merger Agreement. Later on February 6, 2024, representatives of Wilson Sonsini sent to representatives of Gibson Dunn a revised draft of the Merger Agreement which, among other things, (i) provided for the Company termination fee to be equal to 2.0% of minimum closing net cash (which, in the Company’s draft, would reflect a fee of $2.4 million), (ii) provided for a base price per share reflecting the minimum cash closing condition (which in the Company’s draft was $120 million), minus $9.5 million, without any additional mutually agreed cash buffer amount, plus an additional price per share to be paid at closing to the extent net cash exceeded minimum net cash (rather than such excess amounts being distributed via the CVR Agreement), (iii) reduced the minimum net cash closing condition to $120 million, (iv) made changes to the definitions of the components used in the calculation of the Company’s net cash, (v) provided that the Company’s prepaid expenses, receivables and deposits would increase the Company’s net cash and (vi) included a right for the Company to enter into agreements providing for the disposition of the Company’s assets during the period prior to the closing of the transaction.

On February 8, 2024, representatives of Wilson Sonsini sent to representatives of Gibson Dunn a revised draft of the CVR Agreement which, among other things, (i) provided for the holders of CVRs to receive 100% of the net proceeds of dispositions entered into prior to the closing under the Merger Agreement and (ii) provided for the holders of CVRs to receive the applicable percentage of net proceeds from dispositions of the Company’s legacy assets received within five (5) years from the closing under the Merger Agreement pursuant to agreements entered into within one (1) year of the closing under the Merger Agreement.

Later on February 8, 2023, representatives of Wilson Sonsini and representatives of Gibson Dunn held a telephonic meeting to discuss key issues in the draft Merger Agreement and the draft CVR Agreement.

On February 9, 2024, Mr. Farzan and Owen Hughes, Parent’s Chief Executive Officer, held a telephonic conference to discuss key economic points contained in the draft Merger Agreement. Later on February 9, 2024, representatives of the Company, at the Special Committee’s instruction, and representatives of Parent, held a telephonic conference to discuss certain key economic points contained in the Merger Agreement and the CVR Agreement as well as questions arising from Parent’s due diligence review of the Company.

Later on February 9, 2024, representatives of Gibson Dunn sent to representatives of Wilson Sonsini an initial draft of the form of Support Agreement that Parent expected Foresite, OrbiMed and the Company’s directors and officers to enter into in connection with the signing of the Merger Agreement. This draft Support Agreement provided that the obligation of the signatories to tender their shares would expire in the event that the Company terminated the definitive agreement to enter into a superior proposal, but did not provide for an expiration or reduction in the obligation to tender shares in the event the Kinnate Board or Special Committee recommended against the transaction due to intervening events.

On February 12, 2024, representatives of Gibson Dunn sent to representatives of Wilson Sonsini a revised draft of the Merger Agreement, providing, among other things, (i) that the determination of the base price per share for the Offer and the Merger would include a reduction for a mutually agreed cash buffer, (ii) that the Company’s termination fee would be an amount equal to 3.0% of the Company’s estimate of its closing net cash as of the signing of the Merger Agreement (which, based on the Company’s estimates as of such date, would reflect a fee of approximately $3.85 million, assuming no Dispositions were completed prior to the Merger Closing), (iii) for changes to the definitions of the components used in the calculation of the Company’s net cash and (iv) for revisions to the obligation of Parent and Purchaser to extend the Offer in connection with a Permitted Disposition entered into by the Company prior to the Offer Closing Time.

Later on February 12, 2024, representatives of Leerink Partners, at the direction of the Special Committee, held a call with representatives of Parent to discuss the base price per share and the additional amount per share components of the price per share for the Offer and the Merger. Parent’s representatives agreed that no cash buffer would be taken into account in the calculation of the base price per share. Parent’s representatives also requested that the Company execute an exclusivity agreement in a form previously distributed by Gibson Dunn. Following this call, Gibson Dunn sent to Wilson Sonsini an incrementally revised draft of the Merger Agreement removing the reference to a cash buffer with respect to the determination of the base price per share.

Later on February 12, 2024, representatives of Wilson Sonsini sent to representatives of Gibson Dunn a revised draft of the Merger Agreement providing for, among other things, (i) a base price per share equal to $2.3314 (which reflected the minimum cash condition of $120 million minus the $9.5 million of cash to be retained by Parent) and an additional price per share equal to up to $0.2525 for the Offer and the Merger and (ii) a termination fee payable by the Company equal to $3.315 million (reflecting 3.0% of the aggregate base price per share payments). Together with the draft of the Merger Agreement, representatives of Wilson Sonsini sent to representatives of Gibson Dunn a copy of an exclusivity agreement executed by the Company.

On February 13, 2024, representatives of Parent and Gibson Dunn met with senior members of the Company’s management, with representatives of the Company’s corporate counsel, Leerink Partners and the Company’s tax advisors present, to discuss certain tax diligence issues related to the Company’s Kinnjiu joint venture.

Later on February 13, 2024, representatives of Gibson Dunn sent to representatives of Wilson Sonsini revised drafts of the CVR Agreement pursuant to which, among other revisions, the disposition period with respect to the Company’s legacy assets was shortened to three (3) years post-Merger Closing.

On February 14, 2024, representatives of the Company, representatives of Parent, and the Company’s and Parent’s respective advisors, held a telephonic meeting to discuss remaining open items in the draft Merger Agreement and the draft CVR Agreement including certain components of the net cash calculation. Later on February 14, 2024, the Mr. Farzan and Mr. Hughes held a telephonic conference to discuss diligence items and the status of the transaction.

Later on February 14, 2024, representatives of Wilson Sonsini sent to representatives of Gibson Dunn a revised draft of the form of Support Agreement, subsequently confirmed as final by representatives of Gibson Dunn, providing for a reduction to the number of Shares required to be tendered by the signatories in the event that the Kinnate Board or the Special Committee recommending against the tender offer as a result of intervening events.

Between February 14, 2024 and February 15, 2024, representatives of Gibson Dunn and representatives of Wilson Sonsini exchanged drafts of the Merger Agreement and the CVR Agreement and, at the direction of the Special Committee, representatives of the Company and representatives of Parent agreed on final forms of the definitive documents for the transaction. The final Merger Agreement provided for a base price per share of $2.3352 (which had increased from the base price per share of $2.3314 in the February 12, 2024 draft of the Merger Agreement as a result of, among other things, a reduction in the amount of liabilities that would be deducted from the net cash calculation) and an additional price per share of $0.2527 for the Offer and the Merger and a termination fee payable by the Company equal to $3.5 million. The final form of the CVR Agreement provided for a disposition period of five (5) years, as per the Company’s draft of the CVR Agreement from February 8, 2024.

On February 15, 2024, the Special Committee held a meeting, also attended by members of management, representatives of Leerink Partners and representatives of Wilson Sonsini. Representatives of Wilson Sonsini provided a review of the fiduciary duties of directors in connection with evaluating the Company’s strategic alternatives and summarized the material terms in the Merger Agreement and the CVR Agreement. In addition, representatives of Leerink Partners, at the request of the Special Committee, reviewed with the Special Committee Leerink Partner’s financial analysis of the Cash Amount for the Offer and the Merger, and rendered to the Special Committee an oral opinion, subsequently confirmed by delivery of a written opinion dated February 15, 2024, to the effect that, based upon and subject to the various assumptions, qualifications and limitations set forth therein, as of such date, the Cash Amount proposed to be paid to the holders of Shares pursuant to the terms of the Merger Agreement was fair, from a financial point of view, to such holders (the “Leerink Opinion”). For a detailed discussion of the Leerink Opinion, please see this Item 4 under the heading “Opinion of Leerink Partners LLC.” The written Leerink Opinion is attached to this Schedule 14D-9 as Annex I. Following additional discussion and consideration of the Merger Agreement and the Offer, the Merger and the other Transactions (including the factors described in this Item 4 under the heading “Reasons for the Recommendation of the Special Committee and the Kinnate Board”), the Special Committee unanimously (i) determined that the terms of the Offer, the Merger and the other Transactions are fair to, and in the best interests of, the Company and the Company’s stockholders, and (ii) recommended that the Kinnate Board (A) determine that the terms of the Offer, the Merger and the other Transactions are fair to, and in the best interests of, the Company and the Company’s stockholders, (B) duly authorize and approve the execution, delivery and performance by the Company of the Merger Agreement and the CVR Agreement and the consummation by the Company of the Transactions, (C) declare the Merger Agreement, the CVR Agreement and the Transactions advisable and (D) recommend that the Company’s stockholders accept the Offer and tender their Shares in the Offer.

Immediately after the Special Committee meeting on February 15, 2024, the Kinnate Board held a meeting attended by all members of the Kinnate Board other than the directors affiliated with Foresite and OrbiMed, which was also attended by members of management, representatives of Leerink Partners and representatives of Wilson Sonsini. Representatives of Wilson Sonsini provided a review of the fiduciary duties of directors in connection with evaluating the Company’s strategic alternatives and summarized the material terms in the Merger Agreement and the CVR Agreement. Following additional discussion and consideration of the Merger Agreement and the Offer, the Merger and the other Transactions and the materials that had previously been circulated to the Kinnate Board (including the factors described in this Item 4 under the heading “Reasons for the Recommendation of the Special Committee and the Kinnate Board”), all disinterested and independent members of the Kinnate Board unanimously (i) determined that the terms of the Offer, the Merger and the other Transactions are fair to, and in the best interests of, the Company and the Company’s stockholders, (ii) approved and declared advisable the Merger and the execution, delivery and performance by the Company of the Merger Agreement and the CVR Agreement and the consummation of the Transactions, (iii) resolved to recommend that the Company’s stockholders accept the Offer and tender their Shares pursuant to the Offer and (iv) resolved that the Merger Agreement and the Merger shall be governed by and effected under Section 251(h) of the DGCL.

Later, in the early morning of February 16, 2024, following the Kinnate Board’s approval of the Merger Agreement (including the form of the CVR Agreement), and the Transactions, the Company, Parent and Purchaser executed and delivered the Merger Agreement (which included as an exhibit the form of the CVR Agreement).

Before the opening of trading of the U.S. stock markets on February 16, 2024, the Company issued a press release announcing the execution of the Merger Agreement and the forthcoming commencement of a tender offer by Purchaser to acquire all of the outstanding Shares at the Offer Price.

Following the execution of the Merger Agreement, the Company, Pierre Fabre and their respective representatives continued to negotiate the terms of the PF Agreement and Pierre Fabre continued its due diligence review, and on February 27, 2024, the Company and Pierre Fabre signed the PF Agreement and closed the PF Transaction. The signing and closing was announced by a joint press release of the Company and Pierre Fabre on March 1, 2024. The sale of assets in the PF Transaction constitutes a Permitted Disposition pursuant to the terms of the Merger Agreement, and pursuant to the terms of the CVR Agreement, 100% of the Net Proceeds received within five (5) years of the Merger Closing will be paid to the CVR Holders pursuant to the CVR Agreement.

On March 4, 2024, Purchaser commenced the Offer, and later on March 4, 2024, the Company filed this Schedule 14D-9.

Reasons for the Recommendation of the Special Committee and the Kinnate Board

In evaluating the Offer and the Merger, the Special Committee and the disinterested and independent members of the Kinnate Board consulted with the Company’s senior management and outside legal and financial advisors, and the Special Committee and the disinterested and independent members of the Kinnate Board considered and analyzed a number of factors, including the following (which reasons are not necessarily presented in order of relative importance).

The Special Committee and the disinterested and independent members of the Kinnate Board believed that the following material factors and benefits supported their determination and recommendation:

•

Substantial Premium. The current and historical market prices for the Shares, and the fact that the Base Price Per Share represents a premium to recent market prices of the Shares, including an approximately 49% premium to the Company’s closing share price on November 14, 2023, the last trading day prior to the public disclosure after close of market trading that day by Foresite Capital Fund IV, L.P. and OrbiMed Advisors LLC, each on Schedule 13D filings, of their letter to the Company of November 13, 2023, expressing interest in a potential acquisition of the Company;

•	Certainty of Value. The fact that the Cash Amount is all cash, and the Transactions therefore provide immediate value and liquidity to the Company’s stockholders for their Shares;

•

Results of Market Check Process. The fact that the Special Committee conducted a robust market check, with the assistance of its outside legal counsel and the Company’s financial advisor, including outreach and discussions with respect to both reverse merger transactions and financial buyer transactions, and with potential parties that were, in the view of the Special Committee, with input from the Company’s management and financial advisor, reasonably likely to have interest in a potential strategic transaction involving the Company, and that none of those potential parties offered a transaction that the Special Committee or the disinterested and independent members of the Kinnate Board considered more advantageous to the Company’s stockholders than the Transactions;

•

Best Offer. The Special Committee’s and the disinterested and independent members of the Kinnate Board’s belief that as a result of the Special Committee’s extensive strategic review process and negotiation of the terms of the Transaction, the Company had obtained an offer that was Parent’s best offer and provided an Offer Price that, as of the date of the Merger Agreement, represented the highest price reasonably obtainable by the Company under the circumstances;

•	No Financing Condition. The fact that the Transactions are not subject to a financing condition;

•

CVR. The fact that (i) the Transactions offer the Company’s stockholders an opportunity to, within specified parameters, participate in (A) 100% of the Net Proceeds that may become payable as a result of any monetization event resulting from a Permitted Disposition and (B) 85% of Net Proceeds that may become payable as a result of any monetization event resulting from a Disposition of the Company’s CVR Products entered into during the one-year Disposition Period following the Merger Closing Date; and (ii) Parent has extensive experience in executing asset dispositions and other complex business development transactions and is obligated and financially incentivized to pursue Dispositions of the Company’s CVR Products during such Disposition Period;

•

Prospects of the Company on a Standalone Basis. The Special Committee’s and the disinterested and independent members of the Kinnate Board’s assessment of the assets, liabilities and financial condition of the Company on a standalone basis, particularly in light of the Company’s workforce reductions in September 2023 and January 2024;

•

Expected Return to Stockholders if the Company Liquidated. The Special Committee’s and the disinterested and independent members of the Kinnate Board’s belief that the per share consideration to be paid to the holders of Shares in the Transactions is more favorable to such holders than the potential value that might be distributable to the holders of Shares if the Company were to effect a statutory liquidation, which conclusion was based on a financial analysis performed by the Company’s management (as more fully described under in this Item 4 under the heading “Kinnate Management Dissolution Analysis”) and, among other factors, the following:

•

an orderly liquidation would require that the Company continue to operate until a liquidation process could be completed, which would likely require the Company to continue to incur costs as a publicly listed company that would reduce the cash available for distribution to the Company’s stockholders;

•

the Company’s directors and officers do not have substantial experience with the liquidation of companies, which would necessitate engaging and compensating experienced consultants to assist with the liquidation effort, as well as incentivizing certain existing employees to remain with the Company through the liquidation process;

•	the Company would need to engage and compensate advisors and consultants to assist with efforts to attempt to monetize the Company’s technology and product candidates; and

•

the Company would need to set aside cash for an extended period of time to be available to cover contingent liabilities in connection with a liquidation, during which extended period of time, the Company’s stockholders would not receive any of such withheld cash, and any such contingent liabilities that matured into actual liabilities would reduce the amount available for ultimate distribution to the Company’s stockholders;

•

Low Likelihood of Regulatory Impediment; High Likelihood of Closing. The belief of the Special Committee and of the disinterested and independent members of the Kinnate Board that the likelihood of completing the Merger is high, particularly in light of the lack of any required regulatory filings and the terms of the Merger Agreement, including the conditions to the Merger Closing being specific and limited;

•

Absence of Material Conflicts on the Special Committee and the Kinnate Board. The fact that the members of the Special Committee and of the Kinnate Board will not personally benefit from the completion of the Offer and the Merger in a manner different from the Company’s public stockholders, except for (i) continuing directors and officers liability insurance coverage, (ii) the acceleration and vesting of Kinnate Options and/or Kinnate RSUs and receipt of the Offer Price and the Merger Consideration (or, with respect to any Out-of-the-Money Option, a CVR) in connection with such equity awards upon the closing, on the terms set forth in the Merger Agreement, (iii) the receipt of fees for service on the Special Committee or the Kinnate Board and its other committees and (iv) in Mr. Farzan’s case, the receipt of severance and transaction bonus payments;

•

Opportunity to Accept a Superior Proposal. The fact that the terms of the Merger Agreement permit the Company to respond to unsolicited third-party alternative acquisition proposals and to terminate the Merger Agreement in connection with accepting a superior proposal while paying a termination fee that the Special Committee and the disinterested and independent members of the Kinnate Board believed to be reasonable and not preclusive of such a proposal;

•

Minimum Condition. The fact that the Offer and the Merger will not be completed unless the number of Shares validly tendered and not validly withdrawn equals at least one Share more than 50% of Shares that are then issued and outstanding, which condition may not be waived;

•

Appraisal Rights. The fact that stockholders of the Company who do not believe that the Offer Price represents fair consideration for their Shares will have an opportunity to pursue appraisal rights under Section 262 of the DGCL; and

•

Fairness Opinion. The fact that an opinion from Leerink Partners was obtained that, as of February 15, 2024, and based upon and subject to the various assumptions made, and the qualifications and limitations upon the review undertaken by Leerink Partners in preparing its opinion, the Cash Amount (consisting of (x) the Base Price Per Share of $2.3352 in cash, plus (y) the Additional Price Per Share of between $0.00 and $0.2527 in cash) proposed to be paid to the holders of Shares was fair, from a financial point of view, to such holders, as more fully described in this Item 4 under the heading “Opinion of Leerink Partners LLC.”

The Special Committee and the disinterested and independent members of the Kinnate Board also considered and analyzed a number of uncertainties and risks and other potentially negative factors, including the following:

•

No Stockholder Participation in Future Growth or Earnings. The fact that the Transactions do not offer the Company’s stockholders an opportunity to participate in the potential benefits of a combination in a strategic reverse merger transaction and thus benefit from the potential of a combined company to create additional stockholder value through a strategic reverse merger partner’s development programs and business;

•

The Uncertain Value of the CVRs. The fact that there is significant uncertainty around the Company’s ability to attract a potential acquirer for the CVR Products and, even if the Company were successful in attracting and negotiating the terms of an acquisition with a potential acquirer of the CVR Products, there would still be significant uncertainty regarding the ability of any potential acquirer of the CVR Products to develop and commercialize the CVR Products in a manner that would give rise to amounts paid to CVR Holders;

•

No Solicitation and Termination Fee. The restrictions in the Merger Agreement on the Company’s ability to solicit competing transactions (subject to certain exceptions to allow the Special Committee and the Kinnate Board to exercise their respective fiduciary duties and to accept a superior proposal, and only then, upon payment of a termination fee of $3.5 million);

•

Risk Associated with Failure to Consummate the Merger. The possibility that the Offer and the Merger might not be consummated, and if not consummated, the Company will have expended extensive time and effort and the Company’s employees will have experienced significant distractions from their ordinary work on behalf of the Company;

•

Transaction Expenses. The substantial transaction expenses to be incurred in connection with the Transactions and the negative impact of such expenses on the Company’s cash reserves and operating results should the Transactions not be completed, including the potential expense reimbursement amount of up to a maximum amount of $1.25 million payable by the Company to Parent if the Merger Agreement is terminated by Parent under certain circumstances; and

•	Potential Lawsuits. The possibility of lawsuits, actions or proceedings in respect of the Merger Agreement or the Transactions; and

•

Interests of Insiders. The interests that certain directors and executive officers of the Company may have with respect to the Merger that may be different from, or in addition to, their interests as stockholders of the Company or the interests of the Company’s other stockholders generally, including the treatment of equity awards held by such directors and executive officers in the Merger described in Item 3 under the heading “Arrangements Between Kinnate and its Executive Officers, Directors and Affiliates” and the obligation of the Surviving Corporation to indemnify the Company’s directors and officers against certain claims and liabilities.

This discussion is not meant to be exhaustive. Rather, it summarizes the material reasons and factors evaluated by the Special Committee and the disinterested and independent members of the Kinnate Board in their consideration of the Offer and the Merger. After considering these and other factors, the Special Committee and the disinterested and independent members of the Kinnate Board concluded that the potential benefits of entering into the Merger Agreement outweighed the uncertainties and risks associated therewith. In light of the variety of factors considered by the Special Committee and the disinterested and independent members of the Kinnate Board, and the complexity of these factors, neither the Special Committee nor the disinterested and independent members of the Kinnate Board found it practicable to, and did not, quantify or otherwise assign relative weights, ranks or values to the foregoing factors in reaching their determination and recommendations. Moreover, each member of the Special Committee and each of the disinterested and independent members of the Kinnate Board applied his or her own personal business judgment to the process and may have assigned different relative weights, ranks or values to the different factors. The foregoing description of the Special Committee’s and the Kinnate Board’s consideration of the reasons supporting the Transactions is forward-looking in nature. This information should be read in light of the reasons discussed in Item 8 under the heading “Cautionary Note Regarding Forward-Looking Statements.”

Kinnate Management Dissolution Analysis

At the direction of the Special Committee, to assist the analysis and decision of the Special Committee and the Kinnate Board with respect to whether to approve the Company’s entry into the Merger Agreement and consummation of the Transactions and the recommendation by the Special Committee and the Kinnate Board that the Company’s shareholders tender their shares into the Offer, Kinnate management prepared the Management Dissolution Analysis, a financial analysis of the present value per Share that might be realized in a liquidation as an alternative to pursuing the Merger under two scenarios. The first scenario, referred to herein as “Dissolution Scenario A,” assumed, among other things, that the Company would not consummate any disposition with respect to Exarafenib prior to the initial distribution of cash to holders of Shares. The second scenario, referred to herein as “Dissolution Scenario B,” assumed, among other things, that the Company would consummate a disposition with respect to Exarafenib as of March 31, 2024, and prior to the initial distribution of cash to holders of Shares. The difference between Dissolution Scenario A and Dissolution Scenario B is that the Company’s net wind-down costs and payables related to Exarafenib were assumed by Kinnate management to be eliminated in Dissolution Scenario B as a result of a disposition of Exarafenib in which the Company no longer needed to wind-down those programs and in which the acquirer of such programs assumed those liabilities in connection with such disposition, in each case, prior to the initial distribution of cash to holders of Shares. In conducting this analysis, Kinnate management determined the implied equity value of Kinnate Common Stock in a liquidation to be equal to the present value of the amount of cash available for distribution to Kinnate stockholders in an orderly liquidation of the Company. The Management Dissolution Cases, comprised of Dissolution Scenario A and Dissolution Scenario B, were prepared as of, and presented to the Special Committee at the meeting on, February 15, 2024 and assumed an initial distribution of cash to holders of Shares as of June 30, 2024, in both scenarios. Under Dissolution Scenario A, Kinnate management estimated that, after payment of severance, transaction expenses, insurance and other operating expenses, approximately $119 million in cash would be available at the commencement of the liquidation process and that approximately 70% of this amount would be disbursed to stockholders upon the initial filing for dissolution and any remaining amount payable within thirty-six (36) months of dissolution (the “Holdback Period”). These assumptions resulted in an aggregate present value of approximately $110 million, or $2.33 per Share, assuming, based on management’s good faith estimate, a discount rate of approximately 5% and that the portion of the remaining amount after the initial distribution that would be available for further distribution would be 80%. Under Dissolution Scenario B, Kinnate management estimated after payment of severance, transaction expenses, insurance and other operating expenses, approximately $122 million in cash would be available at the commencement of the liquidation process and that approximately 70% of this amount would be disbursed to stockholders upon the initial filing for dissolution and any remaining amount payable within the Holdback Period. These assumptions resulted in an aggregate present value of approximately $113 million, or $2.39 per Share, assuming, based on management’s good faith estimate, a discount rate of approximately 5% and that the portion of the remaining amount after the initial distribution that would be available for further distribution would be 80%.

The timing of the distributions, if any, and the actual percentage of the remaining amount after the initial distribution that would be available for further distribution would depend on factors such as the actual expenses incurred, the amount of wind-down costs, the amount required to settle the Company’s remaining obligations under current contracts, the need to retain employees to facilitate the wind-down, the need to retain the services of outside contractors to assist with the wind-down and the satisfaction by the Company of its remaining obligations (including obligations to continue SEC filings), and the need to retain funds beyond that distribution for unknown or contingent liabilities, each of which could be material and the total amount of which cannot currently be estimated. In addition, this analysis assumed that the CVR offers zero value to the Company’s stockholders. There can be no assurance that any fees, expenses, contingencies or other obligations that the Company may incur will be within the range of estimated amounts provided in the Management Dissolution Cases, that the Management Dissolution Cases account for all possible such fees, expenses, contingencies or other obligations of the Company or that the estimated distributions would be realized at the estimated amounts, if at all.

Estimated Forecast for Dissolution – Dissolution Scenario A and Dissolution Scenario B ($ amounts in thousands)
	December 2023	January 2024	February 2024	March 2024	April 2024	May 2024	June 2024	2024 (July – December)	2025	2026	2027 (January – June)
Operating & Transaction Expenses
Personnel & Benefits	$2,343	$2,016	$1,367	$1,367	$1,365	$1,284	$1,282	$530	$1,120	$1,153	$597
Exarafenib	1,142	1,361	913	987	722	360	356	313	46	28	—
Other Pipeline R&D Costs	1,344	705	564	509	306	303	267	148	96	—	—
G&A Costs	920	1,957	601	552	401	587	649	1,636	3,259	3,259	1,630

Operating Expenses	5,750	6,038	3,446	3,415	2,793	2,535	2,554	2,628	4,522	4,440	2,226
Interest Income	728	681	653	653	642	636	628	1,016	1,560	1,126	552

Net Loss	(5,021)	(5,357)	(2,793)	(2,762)	(2,151)	(1,899)	(1,926)	(1,612)	(2,962)	(3,314)	(1,705)

Cash Adjustments
Stock-based Compensation Expense / ESPP	1,319	1,242	931	931	931	860	860	—	—	—	—
Depreciation and Amortization	70	70	4	4	4	4	4	—	—	—	—
Changes in Working Capital	(1,153)	(3,635)	(468)	(808)	(220)	(945)	587	(1,187)	—	—	—

Total Adjustments	236	(2,323)	467	126	715	(81)	1,451	(1,187)	—	—	—

Cash Burn	(4,785)	(7,680)	(2,326)	(2,635)	(1,436)	(1,979)	(475)	(2,798)	(2,962)	(3,314)	(1,705)
Starting Cash	169,078	164,293	156,613	154,287	151,652	150,216	148,237	50,805	48,007	45,045	41,731

Cash Before Severance, Expenses, Adjustment	164,293	156,613	154,287	151,652	150,216	148,237	147,762	48,007	45,045	41,731	40,026

Severance and Transaction Expenses
Other Payables at Liquidation(1)							(13,419)				(1,136)

Deployable Cash (Scenario A)				151,652	150,216	148,237	134,343	48,007	45,045	41,731	30,884 (2)

Impact of Exarafenib Asset Disposition Prior to Initial Distribution (No Exarefenib-related Expenses)(3)				—	830	1,690	1,738	847	921	972	760

Deployable Cash (Scenario B)				151,652	151,046	149,927	136,081	48,854	45,966	42,703	31,644 (2)

Dissolution Analysis – Distribution to Stockholders in Dissolution Scenario A and Dissolution Scenario B ($ amounts in thousands)
	Scenario A	Scenario B
Ending Cash (June 2024)	$134,343	$136,081
Remaining Operating Costs / Provisions	(15,003)	(13,640)
June 2024 Cash, net Future Costs	119,340	122,441
Holdback Cushion (Assumes 30%)	(35,802)	(36,732)

Cash Available to Distribute (June 2024)	83,538	85,709
FDSO Shares Outstanding (TSM)	47,321	47,321

Initial Distribution per Share (June 2024)	$1.77	$1.81

June 2024 Ending Cash, net of Distribution	50,805	50,372

Cash Available to Distribute (June 2027) (80% of Holdback, net of Operating Expenses)	$30,884	$31,644
Discount Rate (%)(4)	5%	5%
NPV, Cash Available to Distribute (June 2027)	$26,771	$27,429

FDSO Shares Outstanding (TSM)	47,321	47,321
Unadjusted Distribution per Share (June 2027)	$0.65	$0.67
NPV, Distribution per Share (June 2027)	$0.57	$0.58

Total NPV of Distribution to Shareholders	$110,309	$113,138
Total NPV of Distribution to Shareholders (per Share)	$2.33	$2.39

(1)	Includes severance, transaction bonus, transaction expenses and insurance.
(2)	Reflects cash available to distribute (i.e., 80% of holdback net of other payables at liquidation and operating expenses).
(3)	Includes operating expenses and cash flow items (i.e., accrued expenses and deposits).
(4)	Assume 3-year high quality corporate spot bond rate of ~5%.

Opinion of Leerink Partners LLC

Unless the context requires otherwise, capitalized terms used but not defined in this “Opinion of Leerink Partners LLC” section shall have the meaning ascribed to such term in Annex I.

Introduction

Kinnate retained Leerink Partners as its financial advisor in connection with the Offer, the Merger and the other Transactions. In connection with this engagement, the Special Committee requested that Leerink Partners evaluate the fairness, from a financial point of view, to the holders of Shares (other than Excluded Shares (as defined below)) of the Cash Amount (as defined below) proposed to be paid to such holders pursuant to the terms of the Merger Agreement. For purposes of this summary of Leerink Partners’ opinion: (i) “Excluded Shares” means (A) (1) Shares owned by Kinnate immediately prior to the Effective Time, (2) Shares owned by Parent, Purchaser or any other subsidiary of Parent at the commencement of the Offer which are owned by Parent, Purchaser or any other subsidiary of Parent immediately prior to the Effective Time and (3) solely with respect to the Merger, Shares irrevocably accepted for purchase in the Offer, each of which shall automatically be canceled and shall cease to exist and (B) Shares that are outstanding immediately prior to the Effective Time and that are held by any person who is entitled to demand and properly demands appraisal of such Shares pursuant to, and complies in all respects with, Section 262 of the DGCL; and (ii) “Cash Amount” means (x) the Base Price Per Share of $2.3352 in cash, payable subject to any applicable tax withholding and without interest, plus (y) an additional amount of between $0.00 and $0.2527 per Share in cash (the “Additional Price Per Share”).

On February 15, 2024, Leerink Partners rendered to the Special Committee its oral opinion, which was subsequently confirmed by delivery of a written opinion dated February 15, 2024, that, as of such date and based upon and subject to the various assumptions made, and the qualifications and limitations upon the review undertaken by Leerink Partners in preparing its opinion, the Cash Amount proposed to be paid to the holders of Shares (other than Excluded Shares) pursuant to the terms of the Merger Agreement is fair, from a financial point of view, to such holders.

The full text of the written opinion of Leerink Partners, dated February 15, 2024, which describes the assumptions made, and the qualifications and limitations upon the review undertaken by Leerink Partners in preparing its opinion, is attached as Annex I and is incorporated herein by reference. The summary of the written opinion of Leerink Partners set forth below is qualified in its entirety by the full text of the written opinion attached hereto as Annex I. Leerink Partners’ financial advisory services and opinion were provided for the information and assistance of the Special Committee and the Kinnate Board (in their capacity as directors and not in any other capacity) in connection with and for purposes of the Special Committee’s and the Kinnate Board’s consideration of the Transaction and the opinion of Leerink Partners addressed only the fairness, from a financial point of view, as of the date thereof, to the holders of Shares (other than Excluded Shares) of the Cash Amount proposed to be paid to such holders pursuant to the terms of the Merger Agreement. The opinion of Leerink Partners did not address any other term or aspect of the Merger Agreement or the Transaction and does not constitute a recommendation to any stockholder of Kinnate as to whether or not such holder should tender Shares in connection with the Offer, or how such stockholder should vote (if applicable) with respect to the Merger or otherwise act with respect to the Transaction or any other matter.

The full text of the written opinion of Leerink Partners should be read carefully in its entirety for a description of the assumptions made, and the qualifications and limitations upon the review undertaken by Leerink Partners in preparing its opinion.

In connection with rendering the opinion described above and performing its related financial analyses, Leerink Partners reviewed, among other things:

•	a draft of the Merger Agreement, as provided to Leerink Partners by Kinnate on February 15, 2024;

•	a draft of the CVR Agreement, as provided to Leerink Partners by Kinnate on February 15, 2024;

•	Kinnate’s Annual Report on Form 10-K for the fiscal year ended December 31, 2022, as filed by Kinnate with the SEC;

•	Kinnate’s Quarterly Reports on Form 10-Q for the quarterly periods ended March 31, June 30, and September 30, 2023, as filed by Kinnate with the SEC;

•	certain Current Reports on Form 8-K, as filed by Kinnate with, or furnished by Kinnate to, the SEC; and

•

a dissolution analysis of Kinnate, as furnished to Leerink Partners by the management of Kinnate and approved by management for use by Leerink Partners, which is referred to in this summary of Leerink Partners’ opinion as the “Dissolution Analysis.”

Leerink Partners also conducted discussions with members of the senior management and representatives of Kinnate regarding such Dissolution Analysis. Kinnate advised Leerink Partners that it did not have a standalone business plan and its plan in the absence of a sale or merger of the company was to pursue a dissolution of Kinnate. In addition, Leerink Partners considered the results of its efforts on behalf of Kinnate to solicit, at the direction of Kinnate, indications of interest from third parties with respect to a possible acquisition of or business combination with Kinnate. Leerink Partners also conducted such other financial studies and analyses and took into account such other information as it deemed appropriate.

Leerink Partners assumed, without independent verification or any responsibility therefor, the accuracy and completeness of the financial, legal, regulatory, tax, accounting and other information supplied to, discussed with, or reviewed by Leerink Partners for purposes of its opinion and, with Kinnate’s consent, Leerink Partners relied upon such information as being complete and accurate. In that regard, Leerink Partners assumed, at Kinnate’s direction, that the Dissolution Analysis had been reasonably prepared on bases reflecting the best currently available estimates and judgments of the management of Kinnate as to the matters covered thereby and Leerink Partners relied, at Kinnate’s direction, on the Dissolution Analysis for purposes of its analysis and opinion. Leerink Partners expressed no view or opinion as to the Dissolution Analysis or the assumptions on which it was based. In addition, at Kinnate’s direction, Leerink Partners did not make any independent evaluation or appraisal of any of the assets or liabilities (contingent, derivative, off-balance-sheet or otherwise) of Kinnate, nor was Leerink Partners furnished with any such evaluation or appraisal, and Leerink Partners was not asked to conduct, and did not conduct, a physical inspection of the properties or assets of Kinnate. Furthermore, at Kinnate’s direction, Leerink Partners ascribed no value to the CVR Amount (as defined in the Merger Agreement) payable pursuant to the CVR Agreement.

Leerink Partners assumed, at Kinnate’s direction, that the final executed Merger Agreement and CVR Agreement would not differ in any respect material to Leerink Partners’ analysis or its opinion from the last versions of the Merger Agreement and CVR Agreement reviewed by Leerink Partners. Leerink Partners also assumed, at Kinnate’s direction, that the representations and warranties made by Kinnate, Parent and Purchaser in the Merger Agreement were and would continue to be true and correct in all respects material to Leerink Partners’ analysis. Furthermore, Leerink Partners assumed, at Kinnate’s direction, that the Transaction would be consummated on the terms set forth in the Merger Agreement and in accordance with all applicable laws and other relevant documents or requirements, without delay or the waiver, modification or amendment of any term, condition or agreement, the effect of which would be material to Leerink Partners’ analysis or its opinion and that, in the course of obtaining the necessary governmental, regulatory and other approvals, consents, releases and waivers for the Transaction, no delay, limitation, restriction, condition or other change would be imposed, the effect of which would be material to Leerink Partners’ analysis or its opinion. Leerink Partners did not evaluate and did not express any opinion as to the solvency or fair value of Kinnate, or the ability of Kinnate to pay its obligations when they come due, or as to the impact of the Transaction on such matters, under any state, federal or other laws relating to bankruptcy, insolvency or similar matters. Leerink Partners is not a legal, regulatory, tax or accounting advisor, and Leerink Partners expressed no opinion as to any legal, regulatory, tax or accounting matters.

The opinion of Leerink Partners expressed no view as to, and did not address, Kinnate’s underlying business decision to proceed with or effect the Transaction, or the relative merits of the Transaction as compared to any alternative business strategies or transactions that might be available to Kinnate or in which Kinnate might engage. The opinion of Leerink Partners was limited to and addressed only the fairness, from a financial point of view, as of the date of the opinion, to the holders of Shares (other than Excluded Shares) of the Cash Amount proposed to be paid to such holders pursuant to the terms of the Merger Agreement. Leerink Partners was not asked to, and Leerink Partners did not, express any view on, and its opinion did not address, any other term or aspect of the Merger Agreement, the CVR Agreement or the Transaction, including, without limitation, the structure or form of the Transaction, the form or any other terms of the CVR, or any other agreements or arrangements contemplated by the Merger Agreement or entered into in connection with or otherwise contemplated by the Transaction, including, without limitation, the fairness of the Transaction or any other term or aspect of the Transaction to, or any consideration to be received in connection therewith by, or the impact of the Transaction on, the holders of any other class of securities, creditors or other constituencies of Kinnate or any other party. In addition, Leerink Partners expressed no view or opinion as to the fairness (financial or otherwise) of the amount, nature or any other aspect of any compensation to be paid or payable to any of the officers, directors or employees of Kinnate or any other party, or class of such persons in connection with the Transaction, whether relative to the Cash Amount proposed to be paid to the holders of Shares (other than Excluded Shares) pursuant to the terms of the Merger Agreement or otherwise. The opinion of Leerink Partners was necessarily based on financial, economic, monetary, currency, market and other conditions and circumstances as in effect on, and the information made available to Leerink Partners as of, the date of its written opinion, and Leerink Partners does not have any obligation or responsibility to update, revise or reaffirm its opinion based on circumstances, developments or events occurring after the date of the opinion. Leerink Partners’ opinion does not constitute a recommendation to any stockholder of Kinnate as to whether or not such holder should tender Shares in connection with the Offer, or how such stockholder should vote (if applicable) with respect to the Merger or otherwise act with respect to the Transaction or any other matter. Leerink Partners’ financial advisory services and its opinion were provided for the information and assistance of the Special Committee and the Kinnate Board (in their capacity as directors and not in any other capacity) in connection with and for purposes of their consideration of the Transaction. The issuance of the opinion of Leerink Partners was approved by the Leerink Partners LLC Fairness Opinion Review Committee.

Summary of Financial Analyses

The following is a summary of the material financial analyses prepared by Leerink Partners and reviewed with the Special Committee and the Kinnate Board in connection with Leerink Partners’ opinion, which was delivered orally to the Special Committee on February 15, 2024, and subsequently confirmed by delivery of a written opinion dated February 15, 2024. For purposes of the analyses described below, Leerink Partners was directed to rely upon the Dissolution Analysis prepared by Kinnate management. The summary set forth below does not purport to be a complete description of the financial analyses performed or factors considered by, and underlying the opinion of Leerink Partners, nor does the order of the analyses described below represent the relative importance or weight given to those analyses by Leerink Partners. The preparation of a fairness opinion is a complex analytical process involving various determinations as to the most appropriate and relevant methods of financial analysis and the application of those methods to the particular circumstances and, therefore, a fairness opinion is not readily susceptible to summary description. In arriving at its opinion, Leerink Partners did not draw, in isolation, conclusions from or with regard to any one factor or analysis that it considered. Accordingly, Leerink Partners believes that its analyses must be considered as a whole and that selecting portions of such analyses and factors, without considering all analyses and factors, could create a misleading or incomplete view of the processes underlying Leerink Partners’ financial analyses and its opinion.

Any estimates contained in these analyses are not necessarily indicative of actual values or predictive of future results or values, which may be significantly more or less favorable than as set forth below. The assumptions and estimates used in, and the results derived from, the financial analyses are inherently subject to substantial uncertainty. Except as otherwise noted, the following quantitative information, to the extent that it is based on market data, is based on market data as it existed on or before February 15, 2024, and is not necessarily indicative of current market conditions.

Leerink Partners was not requested to, and did not, recommend or determine the specific consideration payable in the Transaction. The type and amount of consideration payable in the Transaction was determined through negotiations between Kinnate and Parent and Kinnate’s decision to enter into the Merger Agreement was solely that of the Special Committee and the Kinnate Board. The opinion of Leerink Partners was only one of many factors considered by the Special Committee and the Kinnate Board in their evaluation of the Transaction and should not be viewed as determinative of the views of the Special Committee, the Kinnate Board or the management of Kinnate with respect to the Transaction, the Cash Amount, any potential CVR Amount or any other aspect of the transactions contemplated by the Merger Agreement.

The following is a summary of the material financial analyses reviewed with the Special Committee and the Kinnate Board and performed by Leerink Partners in connection with its opinion, which was rendered orally to the Special Committee on February 15, 2024, and subsequently confirmed by delivery of a written opinion dated February 15, 2024. The summary set forth below does not purport to be a complete description of the financial analyses performed by, and underlying the opinion of, Leerink Partners. Future results may be different from those described and such differences may be material.

Analysis of Cash Amount

Leerink Partners conducted an analysis of the Cash Amount proposed to be paid to the holders of Shares (other than Excluded Shares) pursuant to the Merger Agreement. For purposes of its analysis, Leerink Partners assumed, at Kinnate’s direction, Closing Net Cash of approximately $128.2 million, which implied (based on the assumed number of outstanding Shares, which Kinnate management estimated to equal approximately 47.3 million Shares) an Additional Price Per Share of $0.1726 per share and, when added to the Base Price Per Share of $2.3352, a Cash Amount of $2.5078 per Share.

Leerink Partners was directed by Kinnate to use this illustrative assumed Cash Amount of $2.5078 per Share in its financial analyses because this reflected Kinnate management’s best estimate of the Cash Amount to be paid to holders of Shares (other than Excluded Shares) pursuant to the Offer and the Merger as of the date of Leerink Partners’ presentation. Leerink Partners’ opinion addressed the fairness, from a financial point of view, to the holders of Shares (other than Excluded Shares) of the Cash Amount, consisting of (x) the Base Price Per Share of $2.3352 in cash, plus (y) an Additional Price Per Share of between $0.00 and $0.2527 in cash. Leerink Partners’ opinion addressed the fairness of this Cash Amount (i.e., any Cash Amount from a low of $2.3352 to a high of $2.5078 per Share) and was not limited to the illustrative assumed Cash Amount of $2.5078 per Share.

Dissolution Analysis

Kinnate advised Leerink Partners that it did not have a standalone business plan and its plan in the absence of a sale or merger of the company was to pursue a dissolution of Kinnate. Accordingly, Leerink Partners concluded, in the exercise of its professional judgment, that traditional valuation methodologies typically used for purposes of valuing a business as a going concern were not applicable to Kinnate. Kinnate management furnished to Leerink Partners the Dissolution Analysis prepared by management, as described in more detail in this Item 4 under the heading “Kinnate Management Dissolution Analysis” and directed Leerink Partners to rely upon the Dissolution Analysis referred to as “Dissolution Scenario A” therein (in which Kinnate is assumed to not consummate any disposition with respect to Exarafenib prior to the initial distribution of cash to holders of Shares) for purposes of its analysis and opinion. This Dissolution Analysis assumed an initial distribution of cash to holders of Shares as of June 30, 2024, of approximately $84 million, or $1.7653 per Share, and a final distribution of cash to holders of Shares as of June 30, 2027, of approximately $31 million, or $0.5657 per Share. The initial distribution and the final distribution are referred to in this section as the “Dissolution Payments.”

Leerink Partners compared the Base Price Per Share amount of $2.3352 and the assumed illustrative Cash Amount of $2.5078 per Share to the implied estimated present value of the Dissolution Payments as of June 2024 (the assumed date of approval by shareholders of Kinnate of a dissolution of the company), and, for purposes of comparison with an assumed closing date for the Transaction of March 31, 2024, further discounted the Dissolution Payments to that date. Leerink Partners calculated the June 30, 2024 present value of the Dissolution Payments by discounting the June 30, 2027 final distribution payment to June 30, 2024 using a discount rate equivalent to the 3-Year High Quality Market Corporate Bond Spot Rate of 4.88% as of December 31, 2023, and adding that discounted amount to the amount of the initial distribution payment. Leerink Partners then calculated the present value of the Dissolution Payments as of March 31, 2024 by further discounting the June 30, 2024 present value of Dissolution Payments to March 31, 2024 using the same 4.88% discount rate. Leerink Partners determined this discount rate based upon its professional expertise and judgment.

This analysis resulted in an implied estimated present value as of March 31, 2024 of approximately $109 million, or $2.3035 per Share, based on the assumed total shares outstanding of Kinnate of approximately 47.3 million as of June 30, 2024, as provided by Kinnate.

Leerink Partners then compared the results of the above analysis to the closing price of Kinnate Common Stock of $2.26 as of February 14, 2024, and the Base Price Per Share amount of $2.3352 and the assumed illustrative Cash Amount of $2.5078 per Share.

Other Factors Observed by Leerink Partners

Sensitivity Analyses

For informational purposes, Leerink Partners also prepared illustrative sensitivity analyses to the Cash Amount and the Dissolution Analysis, on the basis of the Dissolution Analysis referred to “Dissolution Scenario B”, as described in more detail in this Item 4 under the heading “Kinnate Management Dissolution Analysis” (in which Kinnate is assumed to consummate a disposition with respect to Exarafenib prior to the initial distribution of cash to holders of Shares). For the purpose of this sensitivity analyses, the management of Kinnate furnished to Leerink Partners an adjusted Closing Net Cash assumption for the Cash Amount and an adjusted Dissolution Analysis, which used the same inputs as the assumed illustrative Cash Amount and Dissolution Analysis, respectively, as the “Dissolution Scenario B” described in more detail in this Item 4 under the heading “Kinnate Management Dissolution Analysis.” This analysis of the adjusted Cash Amount, assuming the disposition of Exarafenib, resulted in an assumed Closing Net Cash of approximately $131.2 million, which implied an Additional Price Per Share of $0.2370 per share and, when added to the Base Price Per Share of $2.3352, a Cash Amount of $2.5722 per Share. The illustrative analysis of the adjusted Dissolution Analysis, assuming the disposition of Exarafenib, assumed an initial distribution by Kinnate to holders of Shares as of June 30, 2024, of approximately $86 million, or $1.8112 per Share and a final distribution of cash to holders of Shares as of June 30, 2027, of approximately $32 million, or $0.5796 per Share. Utilizing the discount rate of 4.88% described above, the illustrative adjusted Dissolution Analysis resulted in an implied estimated present value as of March 31, 2024 to holders of Shares equal to approximately $112 million, or $2.3626 per Share.

General

Leerink Partners LLC is a full-service securities firm engaged in securities trading and brokerage activities as well as investment banking and financial advisory services. Leerink Partners has in the past provided certain investment banking services to Kinnate and its affiliates unrelated to the Transaction, for which Leerink Partners received customary compensation. In the past two (2) years, Leerink Partners served as sales agent under Kinnate’s at-the-market sales agreement. Other than services in connection with the Transaction, in the past two (2) years, Leerink Partners has not provided investment banking services to, or received compensation from, Kinnate. In the past two (2) years, Leerink Partners provided certain investment banking services to Parent in connection with potential transactions that were not consummated, but has not received any compensation from Parent or Purchaser. In the ordinary course of business, Leerink Partners may, in the future, provide investment banking services to Kinnate, Parent, or their respective affiliates and would expect to receive customary fees for the rendering of such services. In the ordinary course of its trading and brokerage activities, Leerink Partners has in the past and may in the future hold positions, for its own account or the accounts of its customers, in equity, debt or other securities of Kinnate, Parent or their respective affiliates. Consistent with applicable legal and regulatory requirements, Leerink Partners has adopted policies and procedures to establish and maintain the independence of its research department and personnel. As a result, Leerink Partners’ research analysts may hold views, make statements or investment recommendations and/or publish research reports with respect to Kinnate, Parent, and the Transaction and other participants in the Transaction that differ from the views of Leerink Partners’ investment banking personnel.

Kinnate selected Leerink Partners as a financial advisor in connection with the Transaction based on Leerink Partners’ longstanding relationship and familiarity with Kinnate and its business, as well as its experience and expertise in the pharmaceutical industry. Leerink Partners is an internationally recognized investment banking firm that has substantial experience in transactions similar to the Transaction.

In connection with Leerink Partners’ services as a financial advisor to Kinnate, Kinnate has agreed to pay Leerink Partners an aggregate fee of $2.5 million, of which an opinion fee of $1 million has been paid upon the rendering by Leerink Partners of its opinion and the remainder of which is payable contingent upon consummation of the Transaction. In addition, Kinnate has agreed to reimburse certain of Leerink Partners’ expenses , including fees and expenses of counsel, and to indemnify Leerink Partners for certain liabilities, including liabilities under federal securities laws, that may arise out of Leerink Partners’ engagement. The terms of the fee arrangement between Leerink Partners and Kinnate, which are customary in transactions of this nature, were negotiated at arm’s length between Leerink Partners and the Company, and the Kinnate Board was aware of the arrangement, including the fact that a significant portion of the fee payable to Leerink Partners is contingent upon the completion of the Transaction.

Intent to Tender

To the knowledge of Kinnate, after making reasonable inquiry to the extent permitted by applicable securities laws, rules or regulations, including Section 16(b) of the Exchange Act, all of Kinnate’s executive officers, directors and affiliates currently intend to tender, or cause to be tendered, all Shares held of record or beneficially owned by such persons or entities pursuant to the Offer, as it may be extended (other than Shares for which such holder does not have discretionary authority). The foregoing does not include any Shares over which, or with respect to which, any such executive officer or director acts in a fiduciary or representative capacity or is subject to the instructions of a third party with respect to such tender. Concurrently with the execution of the Merger Agreement, the Support Agreement Parties entered into Support Agreements with Parent and Purchaser and have pledged to irrevocably tender all of their Shares, which comprise, in the aggregate, approximately 46% of the outstanding Shares as of March 1, 2024. The Support Agreements will terminate upon termination of the Merger Agreement and certain other specified events. For more information on the Support Agreements, please see the summary of the Form of Support Agreement contained in Item 3 under the heading “Form of Support Agreement,” which is incorporated herein by reference.

ITEM 5. PERSONS/ASSETS RETAINED, EMPLOYED, COMPENSATED OR USED

Neither Kinnate nor any person acting on its behalf has employed, retained or compensated any person to make solicitations or recommendations to Kinnate’s stockholders on its behalf concerning the Offer or the Merger, except that such solicitations or recommendations may be made by directors, officers or employees of Kinnate, for which services no additional compensation will be paid.

The Company, based on the determination of the Special Committee, has engaged Leerink Partners as its financial advisor in connection with its strategic review process, including the Offer and the Merger, but not to make any solicitation or recommendation in connection with the Offer, the Merger or otherwise. For its services, Leerink Partners will receive from the Company an aggregate fee currently estimated to be approximately $2.5 million, of which opinion fees of $1 million have been paid and the remainder of which is payable contingent upon consummation of the Transactions. In addition, the Company has agreed to reimburse certain of Leerink Partners’ expenses, including fees and expenses of counsel, and to indemnify Leerink Partners for certain liabilities, including liabilities under federal securities laws, that may arise out of Leerink Partners’ engagement.

ITEM 6. INTEREST IN SECURITIES OF THE SUBJECT COMPANY

Other than the scheduled vesting of Kinnate RSUs and issuances by Kinnate with respect thereto, and the grant of Kinnate Options and Kinnate RSUs in the ordinary course, no transactions with respect to Shares have been effected by Kinnate or, to the knowledge of Kinnate after making reasonable inquiry, by any of its executive officers, directors, affiliates or subsidiaries during the sixty (60) days prior to the date of this Schedule 14D-9.

ITEM 7. PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS

On February 27, 2024, Kinnate entered into the PF Agreement by and among Kinnate and Pierre Fabre, pursuant to which it sold the global rights to Exarafenib and other pan-RAF program assets to Pierre Fabre, subject to the terms and conditions of the PF Agreement.

Pursuant to the terms of the PF Agreement, Pierre Fabre purchased Exarafenib and other pan-RAF assets and will assume 100% of the ongoing program and costs associated with these assets. Kinnate will receive a total consideration of up to $31.0 million, consisting of $500,000 at closing, and an additional $30.5 million contingent upon the earlier of (i) the dosing of the first patient in the first pivotal trial for Exarafenib or any other acquired asset, (ii) the application for accelerated approval pursuant to the U.S. Food and Drug Administration’s Accelerated Approval Program for Exarafenib or any other acquired asset or (iii) the submission of a marketing application for regulatory approval for Exarafenib or any other acquired asset. In addition, Pierre Fabre will assume up to $5.0 million of trade payables for the transferred assets. The transaction is not subject to closing conditions and closed upon signing.

As previously disclosed in Kinnate’s Current Report on Form 8-K filed with the SEC on February 16, 2024, in connection with the Transactions, Kinnate’s stockholders will receive 100% of the Net Proceeds payable from the $30.5 million contingent payment, assuming the Merger Closing occurs and such proceeds are received within five (5) years from the Merger Closing Date, pursuant to the CVR Agreement. There will be no Net Proceeds from the $500,000 closing payment, as such payment will only cover transaction expenses.

The foregoing summary and description of the material terms of the PF Agreement do not purport to be complete and are qualified in their entirety by reference to the full text of the PF Agreement, which is filed as Exhibit (a)(5)(B) hereto and is incorporated herein by reference.

Except as described in the preceding paragraph or otherwise as set forth in this Schedule 14D-9 (including the exhibits to this Schedule 14D-9 or incorporated in this Schedule 14D-9 by reference), Kinnate is not currently undertaking or engaged in any negotiations in response to the Offer that relate to:

•	a tender offer for, or other acquisition of, Kinnate’s securities by Kinnate, its subsidiaries or any other person;

•	any extraordinary transaction, such as a merger, reorganization or liquidation, involving Kinnate or any of its subsidiaries;

•	any purchase, sale or transfer of a material amount of assets of Kinnate or any of its subsidiaries; or

•	any material change in the present dividend rate or policy or indebtedness or capitalization of Kinnate.

Except as described above or otherwise as set forth in this Schedule 14D-9 (including the exhibits to this Schedule 14D-9 or incorporated in this Schedule 14D-9 by reference), there are no transactions, resolutions of the Kinnate Board or the Special Committee, agreements in principle or signed contracts entered into in response to the Offer that relate to, or would result in, one or more of the matters referred to in the preceding paragraph.

ITEM 8. ADDITIONAL INFORMATION

The information set forth in Item 3 under the heading “Arrangements Between Kinnate and its Executive Officers, Directors and Affiliates” is incorporated herein by reference.

Vote Required to Approve the Merger

The Special Committee has approved, and recommended that the Kinnate Board approve, the Merger Agreement, the CVR Agreement and the Transactions, including the Offer and the Merger, in accordance with the DGCL. Based on the recommendation of the Special Committee, all disinterested and independent members of the Kinnate Board have approved the Merger Agreement, the CVR Agreement and the Transactions, including the Offer and the Merger, in accordance with the DGCL. Section 251(h) of the DGCL provides that following consummation of a successful tender offer for a public corporation (the shares of which are listed on a national securities exchange or held of record by more than 2,000 holders), and subject to certain statutory provisions, if the acquirer holds at least the number of shares of the target corporation and of each class or series of stock of the target corporation that would otherwise be required to approve a merger for the target corporation, and the other stockholders receive the same consideration for their stock in the merger as was payable in the tender offer, the acquirer can effect a merger without the action of the other stockholders of the target corporation. Accordingly, if the Offer is consummated, Kinnate, Parent and Purchaser intend to effect the Merger Closing without a vote of the stockholders of Kinnate in accordance with Section 251(h) of the DGCL.

Anti-Takeover Statute

Delaware

As a Delaware corporation, the Company is subject to Section 203 of the DGCL (“Section 203”). In general, Section 203 would prevent an “interested stockholder” (generally defined as a person beneficially owning 15% or more of a corporation’s voting stock) from engaging in a “business combination” (as defined in Section 203) with a Delaware corporation for three years following the date such person became an interested stockholder unless: (i) before such person became an interested stockholder, the board of directors of the corporation approved the transaction in which the interested stockholder became an interested stockholder or approved the business combination, (ii) upon consummation of the transaction which resulted in the interested stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced (excluding for purposes of determining the number of shares of outstanding stock (but not the outstanding voting stock owned by the interested stockholder) held by directors who are also officers and by employee stock plans that do not allow plan participants to determine confidentially whether to tender shares), or (iii) following the transaction in which such person became an interested stockholder, the business combination is (A) approved by the board of directors of the corporation and (B) authorized at a meeting of stockholders by the affirmative vote of the holders of at least 66 2/3% of the outstanding voting stock of the corporation not owned by the interested stockholder. In accordance with the provisions of Section 203, the Kinnate Board has approved the Merger Agreement and the Transactions, as described in Item 4 under the heading “The Solicitation or Recommendation” and, therefore, the restrictions of Section 203 are inapplicable to the Merger and the Transactions.

Appraisal Rights

No appraisal rights are available in connection with the Offer and stockholders who tender their Shares in the Offer will not have appraisal rights in connection with the Merger. However, if the Offer is successful and the Merger is consummated, holders of Shares outstanding as of immediately prior to the Effective Time and beneficial owners of the Company who: (i) did not tender their Shares in the Offer (or, if tendered, validly and subsequently withdrew such Shares prior to the time Parent accepts properly tendered Shares for purchase (the “Acceptance Time”)); (ii) otherwise comply with the applicable procedures under Section 262 of the DGCL; (iii) do not thereafter withdraw their demand for appraisal of such Shares or otherwise lose their appraisal rights, in each case in accordance with the DGCL; and (iv) in the case of a beneficial owner, have submitted a demand that (A) reasonably identifies the holder of record of the shares for which the demand is made, (B) is accompanied by documentary evidence of such beneficial owner’s beneficial ownership of stock and a statement that such documentary evidence is a true and correct copy of what it purports to be, and (C) provides an address at which such beneficial owner consents to receive notices given by the Company and to be set forth on the verified list to be filed with the Delaware Register in the Delaware Court of Chancery (the “Delaware Court”), will be entitled to demand appraisal of their Shares and receive, in lieu of the consideration payable in the Merger, a cash payment equal to the “fair value” of their Shares, as determined by the Delaware Court, in accordance with Section 262 of the DGCL, plus interest if any, on the amount determined to be the fair value. Stockholders and beneficial owners should be aware that the fair value of their Shares could be more than, the same as or less than the Offer Price or the consideration to be received pursuant to the Merger and that an investment banking opinion as to the fairness, from a financial point of view, of the consideration payable in a sale transaction, such as the Offer and the Merger, is not an opinion as to, and does not otherwise address, fair value under Section 262 of the DGCL.

The following is a summary of the appraisal rights of stockholders and beneficial owners under Section 262 of the DGCL in connection with the Merger, assuming that the Merger is consummated in accordance with Section 251(h) of the DGCL. The full text of Section 262 of the DGCL may be accessed without subscription or cost at https://delcode.delaware.gov/title8/c001/sc09/index.html#262. This summary does not purport to be a complete statement of, and is qualified in its entirety by reference to, Section 262 of the DGCL. All references in Section 262 of the DGCL and in this summary to a (i) “stockholder” are to the record holder of Shares immediately prior to the Effective Time as to which appraisal rights are asserted and (ii) “beneficial owner” are to a person who is the beneficial owner of Shares held either in voting trust or by a nominee on behalf of such person. Failure to follow any of the procedures of Section 262 of the DGCL may result in termination or waiver of appraisal rights under Section 262 of the DGCL. Any stockholder or beneficial owner who desires to exercise his, her or its appraisal rights should review carefully Section 262 of the DGCL and is urged to consult his, her or its legal advisor before electing or attempting to exercise such rights.

Under Section 262 of the DGCL, where a merger is approved under Section 251(h), either a constituent corporation before the effective date of the merger, or the surviving corporation within ten (10) days thereafter, will notify each of the holders of any class or series of stock of such constituent corporation who are entitled to appraisal rights of the approval of the merger, consolidation or conversion and that appraisal rights are available for any or all shares of such class or series of stock of such constituent corporation, and will include in such notice a copy of Section 262 of the DGCL or information directing the stockholders to a publicly available electronic resource at which Section 262 of the DGCL may be accessed without subscription or cost. The record date for determining the stockholders entitled to receive this notice of appraisal shall be the close of business on the day next preceding the date of this Schedule 14D-9, in accordance with Section 262(d)(2) of the DGCL. This Schedule 14D-9 constitutes the formal notice of appraisal rights under Section 262 of the DGCL. Any holder of record or beneficial owner of Shares who wishes to exercise such appraisal rights or who wishes to preserve his, her or its right to do so should review the following discussion and Section 262 of the DGCL carefully because failure to timely and properly comply with the procedures specified will result in the loss of appraisal rights under the DGCL.

If a stockholder or beneficial owner elects to exercise appraisal rights under Section 262 of the DGCL such stockholder or beneficial owner must do all of the following:

•

prior to the later of the consummation of the Offer, which occurs when Purchaser has accepted for payment Shares tendered into the Offer following the expiration date of the Offer, and twenty (20) days after the date this Schedule 14D-9 is provided (which such date is on or about March 4, 2024), deliver to the Company at the address indicated below a written demand for appraisal of Shares held, which demand must reasonably inform the Company of the identity of the person seeking appraisal and that such person is demanding appraisal;

•	not tender such stockholder’s or beneficial owner’s Shares in the Offer (or, if tendered, validly and subsequently withdraw such Shares prior to the Acceptance Time);

•	continuously hold of record or beneficially own the Shares from the date on which the written demand for appraisal is made through the Effective Time; and

•	comply with the procedures of Section 262 of the DGCL for perfecting appraisal rights thereafter.

In addition, one of the ownership thresholds (as defined below) must be met and a stockholder (or any person who is the beneficial owner of Shares held either in a voting trust or by a nominee on behalf of such person) who has complied with the requirements of Section 262 of the DGCL or the Surviving Corporation must file a petition in the Delaware Court demanding a determination of the value of the stock of all such persons entitled to appraisal within 120 days after the Effective Time. The Surviving Corporation is under no obligation to file any such petition and has no intention of doing so.

If the Merger is consummated pursuant to Section 251(h) of the DGCL, within ten (10) days after the Effective Time, Parent will cause the Surviving Corporation to notify all of the Company’s stockholders or beneficial owners who delivered a written demand to the Company (in accordance with Section 262). However, only stockholders or beneficial owners who have delivered a written demand in accordance with Section 262 will receive such notice. If the Merger is consummated pursuant to Section 251(h) of the DGCL, a failure to deliver a written demand for appraisal in accordance with the time periods specified in the first bullet above (or to take any of the other steps specified in the above bullets or summarized below) will be deemed to be a waiver or a termination of your appraisal rights.

Written Demand

All written demands for appraisal should be addressed to Kinnate Biopharma Inc., 800 West El Camino Real, Suite 180, Mountain View, California 94040.

A record stockholder, such as a broker, bank, fiduciary, depositary or other nominees, who holds Shares as a nominee for several beneficial owners may exercise appraisal rights with respect to the Shares held for one or more beneficial owners while not exercising such rights with respect to the Shares held for other beneficial owners. In such case, the written demand for appraisal must set forth the number of Shares covered by such demand. Unless a demand for appraisal specifies a number of Shares, such demand will be presumed to cover all Shares held in the name of such record owner. Alternatively, a beneficial owner may demand appraisal, in his, her or its own name, of such beneficial owner’s shares, provided that (i) such beneficial owner continuously owns such Shares through the Effective Time and (ii) the demand made by such beneficial owner reasonably identifies the holder of record of the Shares for which the demand is made, is accompanied by documentary evidence of such beneficial owner’s beneficial ownership of stock and a statement that such documentary evidence is a true and correct copy of what it purports to be, and provides an address at which such beneficial owner consents to receive notices given by the Surviving Corporation under Section 262 and to be set forth on the Verified List (as defined below).

Filing a Petition for Appraisal

Within 120 days after the Effective Time, but not thereafter, the Surviving Corporation, or any holder of record or beneficial owner of Shares who has complied with Section 262 of the DGCL and is entitled to appraisal rights under Section 262, may commence an appraisal proceeding by filing a petition in the Delaware Court demanding a determination of the fair value of the Shares held of record or beneficially owned by all persons who did not tender in the Offer (or, if tendered, subsequently and validly withdrew such Shares before the Acceptance Time) and who timely and properly demanded appraisal. If no such petition is filed within that 120-day period, appraisal rights will be lost for all persons who had previously demanded appraisal of their Shares. The Company is under no obligation, and has no present intention, to file a petition, and holders should not assume that the Surviving Corporation will file a petition or that it will initiate any negotiations with respect to the fair value of the Shares. Accordingly, it is the obligation of the holders of record or beneficial owners of Shares to initiate all necessary action to perfect their appraisal rights in respect of the Shares within the period prescribed in Section 262 of the DGCL.

Within 120 days after the Effective Time, any person who has complied with the requirements for exercise of appraisal rights will be entitled, upon written request, to receive from the Surviving Corporation a statement setting forth the aggregate number of Shares not tendered into, and accepted for purchase in, the Offer and with respect to which demands for appraisal have been received and the aggregate number of holders of such Shares (provided that, where a beneficial owner makes a demand pursuant to paragraph (d)(3) of Section 262, the record holders of such Shares shall not be considered a separate stockholder holding such Shares for purposes of such aggregate number). Such statement must be provided to the stockholder or beneficial owner within ten (10) days after a written request by such stockholder or beneficial owner for the information has been received by the Surviving Corporation or within ten (10) days after the expiration of the period for delivery of demands for appraisal, whichever is later.

Upon the filing of such petition by any such holder of record or beneficial owners of Shares, service of a copy thereof must be made upon the Surviving Corporation, which will then be obligated within twenty (20) days to file with the Delaware Register in Chancery a duly verified list (the “Verified List”) containing the names and addresses of all stockholders or beneficial owners who have demanded payment for their Shares and with whom agreements as to the value of their Shares has not been reached. Upon the filing of any such petition, the Delaware Court may order a hearing and that notice of the time and place fixed for the hearing on the petition be provided to the Surviving Corporation and all of the stockholders or beneficial owners shown on the Verified List. The forms of the notice by mail and by publication will be approved by the Delaware Court. The costs relating to these notices will be borne by the Surviving Corporation.

If a hearing on the petition is held, the Delaware Court is empowered to determine those stockholders or beneficial owners who have complied with the provisions of Section 262 of the DGCL and who have become entitled to appraisal rights thereunder, and whether the ownership thresholds are met. The Delaware Court may require the stockholders or beneficial owners who demanded an appraisal for their Shares and who hold Shares represented by certificates to submit their stock certificates to the Delaware Register in Chancery for notation thereon of the pendency of the appraisal proceedings. The Delaware Court is empowered to dismiss the proceedings as to any person who does not comply with such requirement. Accordingly, stockholders or beneficial owners are cautioned to retain the certificates evidencing their Shares pending resolution of the appraisal proceedings. Because, immediately before the Effective Time, the Shares will be listed on a nationally recognized securities exchange, and because the Merger will not be approved pursuant to Section 253 or Section 267 of the DGCL, the Delaware Court will dismiss the proceedings as to all holders of Shares who are otherwise entitled to appraisal rights unless (i) the total number of Shares entitled to appraisal exceeds 1% of the outstanding Shares eligible for appraisal and (ii) the value of the consideration provided in the Merger for such total number of Shares exceeds $1 million. We refer to the foregoing as the “ownership thresholds.”

Determination of Fair Value

After the Delaware Court determines which stockholders or beneficial owners are entitled to appraisal, the appraisal proceeding will be conducted in accordance with the rules of the Delaware Court, including any rules specifically governing appraisal proceedings. Through such proceeding, the Delaware Court will determine the fair value of the Shares as of the Effective Time, exclusive of any element of value arising from the accomplishment or expectation of the Merger, together with interest, if any, to be paid upon the amount determined to be the fair value. Unless the Delaware Court in its discretion determines otherwise for good cause shown, interest from the Effective Time through the date of payment of the judgment will be compounded quarterly and will accrue at 5% over the Federal Reserve discount rate (including any surcharge) as established from time to time during the period between the Effective Time and the date of payment of the judgment. At any time before the entry of judgment in the proceedings, the Surviving Corporation may pay to each holder of Shares entitled to appraisal an amount in cash, in which case interest will accrue thereafter only upon the sum of (i) the difference, if any, between the amount so paid and the fair value of the Shares as determined by the Delaware Court and (ii) interest theretofore accrued, unless paid at that time. The Surviving Corporation is under no obligation to make such voluntary cash payment to the holder prior to such entry of judgment.

In determining the fair value, the court is to take into account all relevant factors. In Weinberger v. UOP, Inc., the Supreme Court of Delaware discussed the factors that could be considered in determining fair value in an appraisal proceeding, stating that “proof of value by any techniques or methods which are generally considered acceptable in the financial community and otherwise admissible in court” should be considered, and that “[f]air price obviously requires consideration of all relevant factors involving the value of a company.” The Supreme Court of Delaware stated that, in making this determination of fair value, the Delaware Court must consider market value, asset value, dividends, earning prospects, the nature of the enterprise and any other facts that could be ascertained as of the date of the merger that “throw any light on future prospects of the merged corporation.” Section 262 of the DGCL provides that fair value is to be “exclusive of any element of value arising from the accomplishment or expectation of the merger.” In Cede & Co. v. Technicolor, Inc., the Supreme Court of Delaware stated that such exclusion is a “narrow exclusion [that] does not encompass known elements of value,” but which rather applies only to the speculative elements of value arising from such accomplishment or expectation. In Weinberger, the Supreme Court of Delaware also stated that “elements of future value, including the nature of the enterprise, which are known or susceptible of proof as of the date of the merger and not the product of speculation, may be considered.”

Stockholders beneficial owners considering appraisal should be aware that the fair value of their Shares as so determined could be more than, the same as or less than the Offer Price and that an investment banking opinion as to the fairness, from a financial point of view, of the consideration payable in a sale transaction, such as the Offer and the Merger, is not an opinion as to, and does not otherwise address, “fair value” under Section 262 of the DGCL.

Although the Company believes that the Offer Price is fair, no representation is made as to the outcome of the appraisal of fair value as determined by the Delaware Court, and stockholders or beneficial owners should recognize that such an appraisal could result in a determination of a value higher or lower than, or the same as, the Offer Price. Neither Parent nor the Company anticipates offering more than the Offer Price to any stockholder or beneficial owner exercising appraisal rights, and they reserve the right to assert, in any appraisal proceeding, that for purposes of Section 262 of the DGCL, the fair value of a Share is less than the Offer Price.

Upon application by the Surviving Corporation or by any holder of Shares entitled to participate in the appraisal proceeding, the Delaware Court may, in its discretion, proceed to trial upon the appraisal prior to the final determination of the stockholders or beneficial owners entitled to an appraisal. Any person whose name appears on the Verified List and who has submitted such person’s certificates of stock to the Delaware Register in Chancery, if such is required, may participate fully in all proceedings until it is finally determined that such stockholder or beneficial owner is not entitled to appraisal rights. The Delaware Court will direct the payment of the fair value of the Shares, together with interest, if any, by the Surviving Corporation to the stockholders or beneficial owners entitled thereto. Payment will be so made to each such stockholder or beneficial owner upon the surrender to the Surviving Corporation of such person’s certificates. The Delaware Court’s decree may be enforced as other decrees in such Court may be enforced.

If a petition for appraisal is not timely filed, then the right to an appraisal will cease. The Delaware Court may also (i) determine the costs of the proceeding (which do not include attorneys’ fees or the fees and expenses of experts) and tax such costs among the parties as the Delaware Court deems equitable and (ii) upon application of a stockholder or beneficial owner whose name appears on the Verified List who participated in the proceeding and incurred expenses in connection therewith (an “application”), order all or a portion of the expenses incurred by any stockholder or beneficial owner in connection with the appraisal proceeding, including, without limitation, reasonable attorneys’ fees and fees and expenses of experts, to be charged pro rata against the value of all Shares entitled to appraisal. In the absence of such determination or assessment, each party bears its own expenses. Determinations by the Delaware Court are subject to appellate review by the Supreme Court of Delaware.

From and after the Effective Time, any stockholder or beneficial owner who has duly demanded and perfected appraisal rights in compliance with Section 262 of the DGCL will not be entitled to vote his, her or its Shares for any purpose and will not be entitled to receive payment of dividends or other distributions in respect of such Shares (except dividends or other distributions payable to stockholders or beneficial owners of record as of a date prior to the Effective Time if so declared by the Surviving Corporation).

If any stockholder or beneficial owner who demands appraisal of Shares under Section 262 of the DGCL fails to perfect, successfully withdraws or loses such holder’s right to appraisal, such stockholder’s or beneficial owner’s Shares will be deemed to have been converted at the Effective Time into the right to receive the Merger Consideration, net to the stockholder or beneficial owner in cash, without interest, subject to any withholding taxes required by applicable law. A stockholder or beneficial owner will fail to perfect, or effectively lose, the stockholder’s or beneficial owner’s right to appraisal if no petition for appraisal is filed with the Delaware Court within 120 days after the Effective Time; however, such stockholder or beneficial owner is entitled to receive the Merger Consideration. In addition, a stockholder or beneficial owner who has not commenced an appraisal proceeding or joined that proceeding as a named party may withdraw his, her or its demand for appraisal in accordance with Section 262 of the DGCL and accept the consideration payable in connection with the Merger by delivering to the Surviving Corporation a written withdrawal of such stockholder’s or beneficial owner’s demand for appraisal and acceptance of the Merger either within 60 days after the effective date of the Merger or thereafter with the written approval of the Surviving Corporation.

Notwithstanding the foregoing, no appraisal proceedings in the Delaware Court will be dismissed as to any stockholder or beneficial owner without the approval of the Delaware Court, and this approval may be conditioned upon such terms as the Delaware Court deems just, including, without limitation, a reservation of jurisdiction (a “reservation”) for any application to the Delaware Court; provided, however, that the limitation set forth in this sentence will not affect the right of any stockholder or beneficial owner who has not commenced an appraisal proceeding or joined that proceeding as a named party to withdraw such stockholder’s or beneficial owner’s demand for appraisal and to accept the terms offered upon the Merger within sixty (60) days after the Effective Time.

The process of exercising appraisal rights requires compliance with technical prerequisites. If you fail to take any required step in connection with the exercise of appraisal rights, it may result in the termination or waiver of your appraisal rights. Stockholders or beneficial owners wishing to exercise appraisal rights should consult with their own legal counsel in connection with compliance with Section 262 of the DGCL.

This summary of appraisal rights under the DGCL is not complete and is qualified in its entirety by reference to Section 262 of the DGCL, a copy of which may be accessed without subscription or cost at https://delcode.delaware.gov/title8/c001/sc09/index.html#262. The proper exercise of appraisal rights requires strict adherence to the applicable provisions of the DGCL.

STOCKHOLDERS OR BENEFICIAL OWNERS WHO SELL SHARES IN THE OFFER AND DO NOT WITHDRAW THEIR TENDER SHARES PRIOR TO THE ACCEPTANCE TIME WILL NOT BE ENTITLED TO EXERCISE APPRAISAL RIGHTS WITH RESPECT THERETO BUT, RATHER, WILL RECEIVE THE OFFER PRICE.

Annual and Quarterly Reports

For additional information regarding the business and the financial results of Kinnate, please see Kinnate’s Annual Report on Form 10-K for the fiscal year ended December 31, 2022, filed with the SEC on March 15, 2023, and its Quarterly Reports on Form 10-Q for the quarterly periods ended March 31, 2023, June 30, 2023 and September 30, 2023, filed with the SEC on May 11, 2023, August 8, 2023 and November 9, 2023, respectively.

Legal Proceedings

There is no pending litigation that Kinnate is aware of challenging the Offer, the Merger or the other Transactions.

Regulatory Approvals

Parent and Kinnate are not currently aware of any other material governmental consents, approvals or filings that are required prior to the parties’ completion of the Offer or the Merger. If the parties become aware of any notices, reports and other documents required to filed with respect to the Offer or the Merger, Parent and Kinnate have agreed to use reasonable best efforts to file, as soon as practicable, such notices, reports and other documents, and to submit promptly any information reasonably requested by any governmental entity in connection therewith.

Important Additional Information and Where to Find It

In connection with the proposed acquisition of the Company, Parent and its acquisition subsidiary commenced the Offer on March 4, 2024 pursuant to the terms of the Merger Agreement. This Schedule 14D-9 is neither an offer to purchase nor a solicitation of an offer to sell any Shares or any other securities. Parent and its acquisition subsidiary have filed a tender offer statement on the Schedule TO, including the offer to purchase, a letter of transmittal and related documents, with the SEC, and the Company has filed a Solicitation/Recommendation Statement on Schedule 14D-9 with the SEC. The Offer to purchase the outstanding Shares is only made pursuant to the offer to purchase, the letter of transmittal and related documents filed as a part of the Schedule TO. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE TENDER OFFER MATERIALS (INCLUDING THE OFFER TO PURCHASE, A LETTER OF TRANSMITTAL AND RELATED DOCUMENTS) AND THE SOLICITATION/RECOMMENDATION STATEMENT ON THIS SCHEDULE 14D-9 REGARDING THE OFFER, AS THEY MAY BE AMENDED OR SUPPLEMENTED FROM TIME TO TIME, BECAUSE THEY CONTAIN IMPORTANT INFORMATION THAT INVESTORS AND SECURITY HOLDERS SHOULD CONSIDER BEFORE MAKING ANY DECISION REGARDING TENDERING THEIR SHARES, INCLUDING THE TERMS AND CONDITIONS OF THE OFFER. Investors and security holders may obtain a free copy of these statements and other documents filed with the SEC at the website maintained by the SEC at www.sec.gov or by directing such requests to the information agent for the Offer, Morrow Sodali LLC, by toll-free telephone at (800) 662-5200 or by email at KNTE@investor.morrowsodali.com. Investors and security holders may also obtain, at no charge, the documents filed or furnished to the SEC by the Company under the “SEC Filings” subsection of the “Financial Information” section of the Company’s website at https://investors.kinnate.com/.

Cautionary Note Regarding Forward-Looking Statements

This Schedule 14D-9 contains forward-looking statements, including, but not limited to, statements regarding the Company’s beliefs and expectations and statements about the Transactions, including the timing of and closing conditions to the Transactions; the potential effects of the proposed Transactions on the Company; and the potential payment of proceeds to the Company’s stockholders, if any, pursuant to the CVR Agreement. These statements may be identified by their use of forward-looking terminology including, but not limited to, “anticipate,” “believe,” “continue,” “could,” “estimate,” “expect,” “goal,” “intend,” “may,” “might,” “plan,” “potential,” “predict,” “project,” “should,” “target,” “will,” and “would,” and similar words expressions are intended to identify forward-looking statements. Forward-looking statements are neither historical facts nor assurances of future performance and involve risks and uncertainties that could cause actual results to differ materially from those projected, expressed or implied by such forward-looking statements. These risks and uncertainties include, but are not limited to: the possibility that various closing conditions set forth in the Merger Agreement may not be satisfied or waived, including uncertainties as to the percentage of the Company’s stockholders tendering their Shares in the Offer; the possibility that competing offers will be made; the Company’s ability to retain key personnel; the risk that the Transactions may not be completed in a timely manner, or at all, which may adversely affect the Company’s business and the price of Kinnate Common Stock; significant costs associated with the proposed Transactions; the risk that any stockholder litigation in connection with the Transactions may result in significant costs of defense, indemnification and liability; the risk that activities related to the CVR Agreement may not result in any value to the Company’s stockholders; and other risks and uncertainties discussed in the Company’s most recent annual and quarterly reports filed with the SEC as well as in the Company’s subsequent filings with the SEC. As a result of such risks and uncertainties, the Company’s actual results may differ materially from any future results, performance or achievements discussed in or implied by the forward-looking statements contained herein. There can be no assurance that the proposed Transactions will in fact be consummated. The Company cautions investors not to unduly rely on any forward-looking statements.

The forward-looking statements contained in this communication are made as of the date hereof, and the Company undertakes no obligation to update any forward-looking statements, whether as a result of future events, new information or otherwise, except as expressly required by law. All forward-looking statements in this document are qualified in their entirety by this cautionary statement.

ITEM 9. EXHIBITS

Exhibit No.	Description

(a)(1)(A)	Offer to Purchase, dated March 4, 2024 (incorporated herein by reference to Exhibit (a)(1)(A) to the Schedule TO).

(a)(1)(B)	Form of Letter of Transmittal (incorporated herein by reference to Exhibit (a)(1)(B) to the Schedule TO).

(a)(1)(C)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (incorporated herein by reference to Exhibit (a)(1)(C) to the Schedule TO).

(a)(1)(D)	Form of Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (incorporated herein by reference to Exhibit (a)(1)(D) to the Schedule TO).

(a)(1)(E)	Opinion of Leerink Partners, dated February 15, 2024 (included as Annex I to this Schedule 14D-9).

(a)(5)(A)	Press Release issued by Kinnate on February 16, 2024 (incorporated herein by reference to Exhibit 99.1 to the Company’s Current Report on Form 8-K (File No. 001-39743) filed on February 16, 2024).

(a)(5)(B)	Asset Purchase Agreement, dated February 27, 2024, by and among Kinnate and Pierre Fabre (incorporated herein by reference to Exhibit 2.1 to the Company’s Current Report on Form 8-K (File No. 001-39743) filed on March 1, 2024).

(e)(1)	Agreement and Plan of Merger, dated February 16, 2024, by and among Kinnate, Parent and Purchaser (incorporated herein by reference to Exhibit 2.1 to the Company’s Current Report on Form 8-K (File No. 001-39743) filed on February 16, 2024).

(e)(2)	Form of Contingent Value Rights Agreement (incorporated herein by reference to Exhibit C to Exhibit 2.1 to the Company’s Current Report on Form 8-K (File No. 001-39743) filed on February 16, 2024).

(e)(3)	Form of Support Agreement (incorporated herein by reference to Exhibit D to Exhibit 2.1 to the Company’s Current Report on Form 8-K (File No. 001-39743) filed on February 16, 2024).

(e)(4)	Confidentiality Agreement, dated November 11, 2023, by and between Kinnate and Parent (incorporated herein by reference to Exhibit (d)(2) to the Schedule TO).

(e)(5)	2018 Equity Incentive Plan, as amended, and forms of agreement thereunder (incorporated by reference to Exhibit 10.2 of the Company’s Registration Statement on Form S-1 (File No. 333-250086) filed on November 13, 2020).

Exhibit No.	Description

(e)(6)	2020 Equity Incentive Plan and forms of agreements thereunder (incorporated by reference to Exhibit 10.3 of the Company’s Registration Statement on Form S-1/A (File No. 333-250086) filed November 30, 2020).

(e)(7)	2020 Employee Stock Purchase Plan and forms of agreements thereunder (incorporated by reference to Exhibit 10.4 of the Company’s Registration Statement on Form S-1/A (File No. 333-250086) filed November 30, 2020).

(e)(8)	Employment Letter, dated November 9, 2020, by and between Kinnate and Nima Farzan (incorporated by reference to Exhibit 10.5 of the Company’s Registration Statement on Form S-1 (File No. 333-250086) filed on November 13, 2020).

(e)(9)	Employment Letter, dated November 9, 2020, by and between Kinnate and Mark Meltz (incorporated by reference to Exhibit 10.6 of the Company’s Registration Statement on Form S-1 (File No. 333-250086) filed on November 13, 2020).

(e)(10)	Employment Letter, dated November 9, 2020, by and between Kinnate and Richard Williams, MBBS, Ph.D. (incorporated by reference to Exhibit 10.8 of the Company’s Registration Statement on Form S-1 (File No. 333-250086) filed on November 13, 2020).

(e)(11)	Employment Letter, dated April 15, 2021, by and between Kinnate and Neha Krishnamohan (incorporated herein by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K (File No. 001-39743) filed on June 7, 2021).

(e)(12)	Change in Control and Severance Agreement, dated November 9, 2020, by and between Kinnate and Nima Farzan (incorporated by reference to Exhibit 10.10 of the Company’s Registration Statement on Form S-1 (File No. 333-250086) filed on November 13, 2020).

(e)(13)	Change in Control and Severance Agreement, dated November 9, 2020, by and between Kinnate and Mark Meltz (incorporated by reference to Exhibit 10.11 of the Company’s Registration Statement on Form S-1 (File No. 333-250086) filed on November 13, 2020).

(e)(14)	Change in Control and Severance Agreement, dated November 10, 2020, by and between Kinnate and Richard Williams, MBBS, Ph.D. (incorporated by reference to Exhibit 10.13 of the Company’s Registration Statement on Form S-1 (File No. 333-250086) filed on November 13, 2020).

(e)(15)	Change in Control and Severance Agreement, dated April 15, 2021, by and between Kinnate and Neha Krishnamohan (incorporated herein by reference to Exhibit 10.2 to the Company’s Current Report on Form 8-K (File No. 001-39743) filed on June 7, 2021).

(e)(16)*	Letter Agreement, dated as of November 22, 2023, by and between Kinnate and Nima Farzan.

(e)(17)*	Letter Agreement, dated as of November 22, 2023, by and between Kinnate and Mark Meltz.

(e)(18)*	Letter Agreement, dated as of November 22, 2023, by and between Kinnate and Richard Williams, MBBS, Ph.D.

(e)(19)*	Letter Agreement, dated as of November 22, 2023, by and between Kinnate and Neha Krishnamohan.

(e)(20)	Amended and Restated Outside Director Compensation Policy (incorporated by reference to Exhibit 10.14 of the Company’s Annual Report on Form 10-K (File No. 001-39743) filed on March 15, 2023).

(e)(21)	Executive Incentive Compensation Plan (incorporated by reference to Exhibit 10.9 of the Company’s Registration Statement on Form S-1 (File No. 333-250086) filed on November 13, 2020).

Exhibit No.	Description

(e)(22)	Form of Indemnification Agreement between Kinnate and each of its directors and executive officers (incorporated by reference to Exhibit 10.1 of the Company’s Registration Statement on Form S-1 (File No. 333-250086) filed on November 13, 2020).

(g)	Not applicable.

*	Filed herewith.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: March 4, 2024

Kinnate Biopharma Inc.

By:	/s/ Nima Farzan
Nima Farzan
Chief Executive Officer and President

ANNEX I

Opinion of Financial Advisor

February 15, 2024

The Board of Directors

Kinnate Biopharma Inc.

103 Montgomery Street, Suite 150

The Presidio of San Francisco

San Francisco, CA 94129

Ladies and Gentlemen:

You have requested our opinion as to the fairness, from a financial point of view, to the holders (other than the holders of Excluded Shares, as defined below) of the outstanding shares of common stock, par value $0.0001 per share (the “Shares”) of Kinnate Biopharma Inc., a Delaware corporation (the “Company”), of the Cash Amount (as defined below) proposed to be paid to such holders pursuant to the terms of the Agreement and Plan of Merger (the “Merger Agreement”) to be entered into by and among XOMA Corporation, a Delaware corporation (“Parent”), [Merger Sub], a Delaware corporation and a wholly owned subsidiary of Parent (“Merger Sub”), and the Company. The Merger Agreement provides for a transaction (the “Transaction”) pursuant to which (i) Merger Sub will commence a tender offer (the “Offer”) to acquire all of the outstanding Shares for a price per Share of (a) (x) $2.3352 per Share in cash (the “Base Price Per Share”), payable subject to any applicable tax withholding and without interest and (y) an additional amount of cash of between $0.00 and $0.2527 per Share (the “Additional Price Per Share”, and together with the Base Price Per Share, the “Cash Amount”), plus (b) one contingent value right per Share (each, a “CVR”) issuable subject to any applicable tax withholding and without interest, which shall represent the right to receive contingent payments, in cash, subject to any applicable tax withholding and without interest, set forth in, and subject to and in accordance with the terms and conditions of, the Contingent Value Rights Agreement to be entered into by the Company and a rights agent (the “CVR Agreement”) (the “CVR Amount”; the Cash Amount plus the CVR Amount, collectively being the “Offer Price”); and (ii) as soon as practicable following the consummation of the Offer, Merger Sub shall, in accordance with Section 251(h) of the Delaware General Corporation Law (the “DGCL”), be merged with and into the Company (the “Merger”), with the Company continuing as the surviving corporation, and each Share issued and outstanding immediately prior to the effective time of the Merger (the “Effective Time”) (other than (A) (i) Shares owned by the Company immediately prior to the Effective Time, (ii) Shares owned by Parent, Merger Sub or any other subsidiary of Parent at the commencement of the Offer which are owned by Parent, Merger Sub or any other subsidiary of Parent immediately prior to the Effective Time and (iii) solely with respect to the Merger, Shares irrevocably accepted for purchase in the Offer, each of which shall automatically be canceled and shall cease to exist and (B) Shares that are outstanding immediately prior to the Effective Time and that are held by any person who is entitled to demand and properly demands appraisal of such Shares pursuant to, and who complies in all respects with, Section 262 of the DGCL (the Shares referred to in clauses (A) and (B), the “Excluded Shares”)) shall be converted into the right to receive the Offer Price, without interest. The terms and conditions of the Transaction are more fully set forth in the Merger Agreement and the CVR Agreement.

We have been engaged by the Company to act as its financial advisor in connection with the Transaction and we will receive a fee from the Company for providing such services, a portion of which is payable upon delivery of this opinion and the remaining (and principal) portion of which is contingent upon consummation of the Transaction. In addition, the Company has agreed to reimburse certain of our expenses arising, and indemnify us against certain liabilities that may arise, out of our engagement.

Leerink Partners LLC is a full-service securities firm engaged in securities trading and brokerage activities as well as investment banking and financial advisory services. As you are aware, we have in the past provided certain investment banking services to the Company and its affiliates unrelated to the Transaction, for which we have received compensation. In the past two years, we served as sales agent under the Company’s at-the-market sales agreement. In the ordinary course of business, we may, in the future, provide investment banking services to the Company, Parent or their respective affiliates and would expect to receive customary fees for the rendering of such services. In the ordinary course of our trading and brokerage activities, we have in the past and may in the future hold positions, for our own account or the accounts of our customers, in equity, debt or other securities of the Company, Parent, or their respective affiliates.

Consistent with applicable legal and regulatory requirements, we have adopted policies and procedures to establish and maintain the independence of our research department and personnel. As a result, our research analysts may hold views, make statements or investment recommendations and/or publish research reports with respect to the Company, Parent, and the Transaction and other participants in the Transaction that differ from the views of our investment banking personnel.

In connection with this opinion, we have reviewed, among other things: (i) a draft of the Merger Agreement, as provided to us by the Company on February 15, 2024; (ii) a draft of the CVR Agreement, as provided to us by the Company on February 15, 2024; (iii) the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2022, as filed by the Company with the Securities and Exchange Commission (the “SEC”); (iv) the Company’s Quarterly Reports on Form 10-Q for the quarterly periods ended March 31, June 30 and September 30, 2023, as filed by the Company with the SEC; (v) certain Current Reports on Form 8-K, as filed by the Company with, or furnished by the Company to, the SEC; and (vi) a dissolution analysis of the Company, as furnished to us by the management of the Company and approved by management for our use (the “Dissolution Analysis”). We have also conducted discussions with members of the senior management and representatives of the Company regarding such Dissolution Analysis. The Company has advised us that it does not have a standalone business plan and its plan in the absence of a sale or merger of the Company is to pursue a dissolution of the Company. In addition, we considered the results of our efforts on behalf of the Company to solicit, at the direction of the Company, indications of interest from third parties with respect to a possible acquisition of or business combination with the Company. We also conducted such other financial studies and analyses and took into account such other information as we deemed appropriate.

We have assumed, without independent verification or any responsibility therefor, the accuracy and completeness of the financial, legal, regulatory, tax, accounting and other information supplied to, discussed with, or reviewed by us for purposes of this opinion and have, with your consent, relied upon such information as being complete and accurate. In that regard, we have assumed, at your direction, that the Dissolution Analysis has been reasonably prepared on bases reflecting the best currently available estimates and judgments of the management of the Company as to the matters covered thereby and we have relied, at your direction, on the Dissolution Analysis for purposes of our analysis and this opinion. We express no view or opinion as to the Dissolution Analysis or the assumptions on which it is based. In addition, at your direction, we have not made any independent evaluation or appraisal of any of the assets or liabilities (contingent, derivative, off-balance-sheet or otherwise) of the Company, nor have we been furnished with any such evaluation or appraisal, and we have not been asked to conduct, and did not conduct, a physical inspection of the properties or assets of the Company. Furthermore, at your direction we have ascribed no value to the CVR Amount payable pursuant to the CVR Agreement.

We have assumed, at your direction, that the final executed Merger Agreement and CVR Agreement will not differ in any respect material to our analysis or this opinion from the last versions of the Merger Agreement and CVR Agreement reviewed by us. We have also assumed, at your direction, that the representations and warranties made by the Company and Parent and Merger Sub in the Merger Agreement are and will continue to be true and correct in all respects material to our analysis. Furthermore, we have assumed, at your direction, that the Transaction will be consummated on the terms set forth in the Merger Agreement and in accordance with all applicable laws and other relevant documents or requirements, without delay or the waiver, modification or amendment of any term, condition or agreement, the effect of which would be material to our analysis or this opinion and that, in the course of obtaining the necessary governmental, regulatory and other approvals, consents, releases and waivers for the Transaction, no delay, limitation, restriction, condition or other change will be imposed, the effect of which would be material to our analysis or this opinion. We have not evaluated and do not express any opinion as to the solvency or fair value of the Company, or its ability to pay its obligations when they come due, or as to the impact of the Transaction on such matters, under any state, federal or other laws relating to bankruptcy, insolvency, or similar matters. We are not legal, regulatory, tax or accounting advisors, and we express no opinion as to any legal, regulatory, tax or accounting matters.

We express no view as to, and our opinion does not address, the Company’s underlying business decision to proceed with or effect the Transaction, or the relative merits of the Transaction as compared to any alternative business strategies or transactions that might be available to the Company or in which the Company might engage. This opinion is limited to and addresses only the fairness, from a financial point of view, as of the date hereof, to the holders of Shares (other than Excluded Shares) of the Cash Amount proposed to be paid to such holders pursuant to the terms of the Merger Agreement. We have not been asked to, nor do we express any view on, and our opinion does not address, any other term or aspect of the Merger Agreement, the CVR Agreement, or the Transaction, including, without limitation, the structure or form of the Transaction, the form or any other terms of the CVR, or any other agreements or arrangements contemplated by the Merger Agreement or entered into in connection with or otherwise contemplated by the Transaction, including, without limitation, the fairness of the Transaction or any other term or aspect of the Transaction to, or any consideration to be received in connection therewith by, or the impact of the Transaction on, the holders of any other class of securities, creditors or other constituencies of the Company or any other party. In addition, we express no view or opinion as to the fairness (financial or otherwise) of the amount, nature or any other aspect of any compensation to be paid or payable to any of the officers, directors or employees of the Company or any other party, or class of such persons in connection with the Transaction, whether relative to the Cash Amount proposed to be paid to the holders of Shares (other than Excluded Shares) pursuant to the terms of the Merger Agreement or otherwise. Our opinion is necessarily based on financial, economic, monetary, currency, market and other conditions and circumstances as in effect on, and the information made available to us as of, the date hereof, and we do not have any obligation or responsibility to update, revise or reaffirm this opinion based on circumstances, developments or events occurring after the date hereof. Our opinion does not constitute a recommendation to any stockholder of the Company as to whether or not such holder should tender Shares in connection with the Offer, or how such stockholder should vote (if applicable) with respect to the Merger or otherwise act with respect to the Transaction or any other matter.

Our financial advisory services and the opinion expressed herein are provided for the information and assistance of the Special Committee and Board of Directors of the Company (in their capacity as directors and not in any other capacity) in connection with and for purposes of its consideration of the Transaction. This opinion has been authorized by the Leerink Partners LLC Fairness Opinion Review Committee.

Based upon and subject to the foregoing, including the various assumptions, qualifications and limitations set forth herein, it is our opinion that, as of the date hereof, the Cash Amount proposed to be paid to the holders of Shares (other than Excluded Shares) pursuant to the terms of the Merger Agreement is fair, from a financial point of view, to such holders.

Very truly yours,

/s/ Leerink Partners LLC

I-4